Press Release

Sanofi Q2: strong performance with 10% sales growth; 2024 guidance upgraded
Paris, July 25, 2024

Q2 sales growth of 10.2% at CER and business EPS(1) of €1.73
•Dupixent sales up 29.2% to €3,303 million; target of ~€13 billion in 2024 unchanged
•Pharma launches up 80.4% to €689 million, led by ALTUVIIIO, Nexviazyme, Rezurock, and Sarclisa
•Vaccines sales -4.8% due to COVID-19 sales in 2023
•Opella (former Sanofi Consumer Healthcare) up 9.6%, driven by the Qunol acquisition
•Research and Development expenses grew 5.5%
•Selling, general and administrative expenses grew 4.9%, substantially less than sales growth
•Business EPS(1) of €1.73, down 0.6% reported and up 4.0% at CER
•IFRS EPS of €0.89, down 22.6% reported
Q2 pipeline progress
•Three regulatory approvals; Dupixent COPD (EU, July), Kevzara pJIA (US), Altuvoct hemophilia A (EU)
•Four regulatory submissions, including fitusiran in hemophilia A/B and Sarclisa in multiple myeloma
•Increasing pipeline news flow over 2024-2025, including 12 phase 3 data readouts
Other key updates
•Sanofi ranked world’s 7th most sustainable company by TIME Magazine
•Opella (Consumer Healthcare) intended separation on track with previously communicated timelines*
2024 business EPS guidance upgraded
•2024 business EPS(1) to be stable at CER(2), an upgrade from a low single-digit percentage decrease previously, underpinned by accelerated delivery of Sanofi’s pipeline-driven transformation. Applying the average July 2024 exchange rates, the currency impact on 2024 business EPS is c.-5.5% to -6.5%.

Paul Hudson, Chief Executive Officer, commented:
“We are continuing our strong performance in 2024 and delivered broad-based, double-digit sales growth in the second quarter. We also made important progress in our pipeline of new medicines, including approvals for Dupixent in COPD, Kevzara in pediatric arthritis and ALTUVIIIO (EU) in hemophilia A. With the EU approval in COPD, Dupixent is the first-ever biologic medicine approved in this debilitating disease impacting hundreds of thousands of patients globally. As we accelerate our focused mid- and late-stage pipeline, we started a number of new phase 2 and phase 3 studies that will benefit patients in the future. We are well on track, delivering on our strategic priorities for Sanofi to become a development-driven, tech-powered biopharma company committed to serving patients and accelerating growth. Underpinned by accelerated delivery of Sanofi’s transformation, we upgrade our earnings per share guidance for 2024.”

	Q2 2024		Change	Change at CER	H1 2024		Change	Change at CER
IFRS net sales reported	€10,745	m	+7.8%	+10.2%	€21,209	m	+5.1%	+8.4%
IFRS net income reported	€1,113	m	-22.4%	—	€2,246	m	-34.5%	—
IFRS EPS reported	€0.89		-22.6%	—	€1.80		-34.3%	—
Free cash flow(3)	€854	m	-46.4%	—	€545	m	-82.6%	—
Business operating income	€2,813	m	+3.2%	+8.3%	€5,656	m	-6.7%	+1.4%
Business net income(1)	€2,161	m	-0.7%	+4.0%	€4,380	m	-10.2%	-2.3%
Business EPS(1)	€1.73		-0.6%	+4.0%	€3.51		-10.0%	-2.3%
Changes in net sales are expressed at constant exchange rates (CER) unless stated otherwise (definition in Appendix 9). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-IFRS financial measure (definition in Appendix 9). The consolidated income statement for Q2 and H1 2024 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2023 business EPS was €8.11; (3) Free cash flow is a non-IFRS financial measure (definition in Appendix 9). *Separation subject to market conditions and consultations of social partners and work councils.

Q2 and H1 2024 summary
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The performance shown in this press release covers the three-month period to June 30, 2024 (the quarter or Q2 2024) and the six-month period to June 30, 2024 (the half or H1 2024) compared to the three-month period to June 30, 2023 (Q2 2023) and the six-month period to June 30, 2023 (the half or H1 2023) respectively. All percentage changes in sales in this press release are at CER1, unless stated otherwise.
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In Q2 2024, sales were €10,745 million and increased by 10.2%. Exchange rate movements had a negative effect of 2.4 percentage points (pp); therefore, as reported, sales increased by 7.8%. In H1 2024, sales were €21,209 million and increased by 8.4%. Exchange rate movements had a negative effect of 3.3pp; reported, sales increased by 5.1%.
Sales breakdown

Net sales (€ million)	Q2 2024	Change at CER	% of total sales	H1 2024	Change at CER	% of Total sales
Biopharma	9,439	+10.3%	87.8%	18,378	+8.3%	86.7%
Pharma	8,297	+12.8%	77.2%	16,059	+9.6%	75.7%
Vaccines	1,142	-4.8%	10.6%	2,319	+0.3%	10.9%
Opella	1,306	+9.6%	12.2%	2,831	+9.2%	13.3%
Total	10,745	+10.2%	100%	21,209	+8.4%	100%
Business operating income
In Q2 2024, business operating income (BOI) was €2,813 million and increased by 3.2%. At CER, BOI increased by 8.3%. The ratio of BOI to net sales decreased by 1.2pp to 26.2% (down by 0.5pp to 26.9% at CER). This development was mainly caused by lower other revenues as well as higher other operating expenses. In H1 2024, BOI was €5,656 million and decreased by 6.7%. At CER, BOI increased by 1.4%. The ratio of BOI to net sales decreased by 3.3pp to 26.7% (down by 1.9pp to 28.1% at CER).
Acquisitions and major collaborations
In May, Sanofi, Formation Bio and OpenAI announced a collaboration to accelerate AI-powered drug development and bring new medicines to patients more efficiently. The three teams will bring together data, software and tuned models to develop custom, purpose-built solutions across the drug development lifecycle. This represents a first collaboration of its kind within the pharma and life sciences industries. Sanofi will leverage this partnership to provide access to proprietary data to develop AI models as it continues on its path to becoming the first biopharma company powered by AI at scale.
Also in May, Sanofi and Novavax announced a co-exclusive licensing agreement to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing advance purchase agreements and in India, Japan, and South Korea where Novavax has existing partnership agreements). The licensing agreement also includes a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines and a non-exclusive license to use the Matrix-M adjuvant in vaccine products. In addition, Sanofi took a minority equity investment in Novavax.
Sales by geographic region

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
United States	4,751	+19.8%	9,067	+13.4%
Europe	2,402	-2.2%	4,882	-3.2%
Rest of World	3,592	+8.3%	7,260	+11.0%
of which China	765	-0.5%	1,522	+2.8%
The commentary below emphasizes the recent quarterly performance unless stated otherwise.
US sales were €4,751 million and increased by 19.8%. Solid performance by Dupixent and Pharma launches was supported by a return to growth of Lantus and Toujeo. Negative sales impacts included Aubagio due to generic competition, Eloctate, and vaccines.
1 See Appendix 9 for definitions of financial indicators.

Europe sales were €2,402 million and decreased by 2.2%. Strong performance by Dupixent and Pharma launches was more than offset by lower sales of several medicines, including Aubagio due to generic competition, Lantus, Lovenox, and Myozyme and the absence of COVID-19 vaccine sales in 2024.
Rest of World sales were €3,592 million and increased by 8.3%. Very strong performance by Dupixent and Pharma launches and growth by Toujeo were slightly offset by lower sales of legacy medicines and vaccines. China sales were €765 million and decreased by 0.5%, mainly caused by Lantus, Lovenox, and Other medicines. With higher inflation, the contribution of Argentina to the total Sanofi sales growth rate was 1.3pp.
Biopharma
The Biopharma segment includes Pharma and Vaccines. In Q2 2024, sales were €9,439 million and increased by 10.3%, driven by continued strong performance of Dupixent and Pharma launches. The divestments of medicines/portfolio streamlining had a negative impact of 0.6pp. In H1 2024, sales were €18,378 million and increased by 8.3% driven by the same aforementioned factors.
Pharma
Immunology

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
Dupixent	3,303	+29.2%	6,138	+27.1%
Dupixent sales were €3,303 million, the first quarter above the €3 billion level, and increased by 29.2%. In the US, sales were €2,407 million and increased by 23.8%. Prescriptions increased in line with sales; total prescriptions by 22% (year-over-year) and new-to-brand prescriptions by 23% from continued use in the approved indications of atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis and prurigo nodularis. In Europe, Dupixent sales were €399 million and increased by 29.0% reflecting continued growth in AD, asthma and CRSwNP. In the Rest of World, sales were €497 million and increased by 60.8%, driven mainly by sales in China and Japan. In H1 2024, Dupixent sales were €6,138 million and increased by 27.1%, and remains on track to achieve ~€13 billion in sales in 2024.
Pharma launches

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
Nexviazyme/Nexviadyme	168	+66.0%	320	+79.3%
ALTUVIIIO	158	+772.2%	280	+1378.9%
Sarclisa	121	+36.2%	227	+32.6%
Rezurock	114	+52.7%	207	+46.8%
Cablivi	54	-1.8%	113	+0.9%
Xenpozyme	37	+85.0%	72	+92.1%
Enjaymo	26	+58.8%	55	+72.7%
Tzield	11	+83.3%	21	+250.0%
Total	689	+80.4%	1,295	+85.0%
Nexviazyme/Nexviadyme (Pompe disease) sales were €168 million and increased by 66.0%. Growth was high in Europe (112.0%) and in the Rest of World (172.7%) with slower growth in the US (31.3%) where a higher conversion rate from Myozyme/Lumizyme has been achieved in the eligible late-onset Pompe disease population. The Pompe franchise (Nexviazyme/Nexviadyme + Myozyme/Lumizyme) sales were €348 million and increased by 14.1%. Nexviazyme/Nexviadyme sales were 48% of the Pompe franchise.
ALTUVIIIO (hemophilia A) sales were €158 million, predominantly in the US where ALTUVIIIO growth was driven by patient switches of which an increasing majority came from medicines other than Eloctate. Sales also benefited from supply to the partner in Europe where the medicine obtained regulatory approval. The hemophilia A franchise (ALTUVIIIO + Eloctate) sales were €263 million and increased by 77.7%. Franchise growth improved Sanofi’s market share in the factor as well as the overall hemophilia A market.
Sarclisa (multiple myeloma) sales were €121 million and increased by 36.2%, driven by strong growth in the US and the Rest of World, specifically Japan.

Rezurock (chronic graft-versus-host disease) sales were €114 million and increased by 52.7%, driven by improved patient adherence and new patients, primarily in the US and new launches in China and the UK.
Cablivi (acquired thrombotic thrombocytopenic purpura) sales were €54 million, mainly in the US and in Europe, and decreased by 1.8% primarily due to a lower number of patients being diagnosed.
Xenpozyme (acid sphingomyelinase deficiency) sales were €37 million and increased by 85.0%, driven by more patients in the US and Europe.
Enjaymo (cold agglutinin disease) sales were €26 million and increased by 58.8%, mainly from the US and Japan.
Tzield (delay onset of type 1 diabetes) sales were €11 million, a sequential increase from Q1 2024 of c.10%. Growth was driven by a higher number of infusions supported by increased awareness and screening. Efforts to increase knowledge and updates to disease guidelines are expected to support long-term growth.
Other main medicines

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
Lantus	398	+21.0%	758	+0.6%
Toujeo	313	+11.0%	634	+14.5%
Fabrazyme	273	+12.4%	526	+10.1%
Lovenox	256	-4.6%	518	-9.6%
Plavix	235	+2.1%	473	+4.4%
Cerezyme	193	+19.3%	407	+21.2%
Myozyme/Lumizyme	180	-11.5%	371	-12.6%
Alprolix	141	+3.7%	271	+5.0%
Thymoglobulin	129	-0.7%	246	+5.3%
Praluent	126	+38.5%	247	+31.7%
Aubagio	107	-49.5%	209	-66.1%
Eloctate	105	-18.5%	191	-21.4%
Cerdelga	82	+7.8%	165	+11.3%
Lantus sales were €398 million and increased by 21.0%. In the US, sales increased by 225.0% to €158 million, reflecting a low base of comparison due to net-price adjustments in the comparable period as well as an increase in volume due to the unavailability of a competitor medicine. In China, sales continued to decrease due to patients shifting to Toujeo.
Toujeo sales were €313 million and increased by 11.0%, mainly driven by Europe and China. In Europe, Toujeo has a leading market share of basal insulin while in China, Toujeo recently surpassed the market share of Lantus. In the US, sales benefited from the unavailability of a competitor medicine.
Fabrazyme sales were €273 million and increased by 12.4%, driven by growth in the Rest of World where penetration rates are lower.
Lovenox sales were €256 million and decreased by 4.6%, reflecting the impact from volume-based procurement in China as well as biosimilar competition in the EU.
Plavix sales were €235 million and increased by 2.1%, underpinned by use in Rest of World.
Cerezyme sales were €193 million and increased by 19.3%, driven by growth in the Rest of World, including growth in patients. The Gaucher disease franchise (Cerezyme + Cerdelga) sales were €275 million and increased by 15.9%.
Myozyme/Lumizyme sales were €180 million and decreased by 11.5%, reflecting the conversion to Nexviazyme/Nexviadyme.
Alprolix sales were €141 million and increased by 3.7%, driven by the US, partly offset by Rest of World.
Thymoglobulin sales were €129 million and decreased by 0.7%, reflecting lower sales in China.
Praluent sales were €126 million and increased by 38.5%, underpinned by Europe the Rest of World.
Aubagio sales were €107 million and decreased by 49.5%, reflecting the loss of exclusivity starting in the US in March 2023 followed by Europe in September 2023. The negative global impact from generic competitors is anticipated to reduce during 2024 as the losses of exclusivity annualize.

Eloctate sales were €105 million and decreased by 18.5%, reflecting the conversion to ALTUVIIIO in the US partly offset by growth in the Rest of World.
Cerdelga sales were €82 million and increased by 7.8%, underpinned by continued growth in all regions.
Vaccines

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
Polio/Pertussis/Hib vaccines incl. Boosters	712	-5.1%	1,348	-2.9%
Meningitis, Travel and endemic vaccines	296	+0.3%	582	+3.9%
RSV (Beyfortus)	18	—%	200	—%
Influenza vaccines	115	+20.2%	188	+27.2%
Total	1,142	-4.8%	2,319	+0.3%
Vaccines sales were €1,142 million and decreased by 4.8% impacted by the absence of COVID-19 sales in the quarter compared to €59 million in Q2 2023. In H1 2024, sales were broadly stable (+0.3%), driven by Beyfortus, offset by no COVID-19 sales compared to €226 million in H1 2023. Excluding the impact from the absence of COVID-19 sales, growth would have been 0.0% and 10.7% respectively.
Polio/Pertussis/Hib (PPH) vaccines sales, including Boosters, were €712 million and decreased by 5.1% driven by unfavorable phasing in the Rest of World and the US, where Vaxelis became market leader in the three-dose primary series market. Vaxelis’ in-market sales are not consolidated by Sanofi but profits are shared equally between Sanofi and Merck & Co.
Meningitis, Travel and endemic vaccines sales were €296 million and increased by 0.3% reflecting higher travel vaccines sales in Europe offset by lower meningitis sales in the US.
Beyfortus sales were limited to €18 million, reflecting the global vaccine seasonality towards the second half-year. In collaboration with AstraZeneca, responsible for Beyfortus manufacturing, the regulatory applications for two additional filling lines have been submitted to health authorities to expand supply for the Northern Hemisphere 2024/2025 season. This is anticipated to augment capacity compared to the one line currently licensed.
Influenza vaccines sales reached €115 million, benefiting from higher public sales in Latin America.
Biopharma business operating income
Biopharma BOI was €2,566 million and increased by 5.6%. At CER, BOI increased by 10.2% reflecting lower other revenues and higher other operating expenses, but more than offset by a higher gross profit and slower growth in Research and Development (R&D) and Selling, general and administrative expenses (SG&A) expenses. The ratio of BOI to net sales decreased by 0.6pp to 27.2% (stable at 27.8% at CER). In H1 2024, BOI was €4,931 million and decreased by 5.5% (up by 1.7% at CER). The ratio of BOI to net sales decreased by 3.1pp to 26.8% (down by 1.8pp to 28.1% at CER).

Pipeline update
Sanofi has 78 projects in a pipeline across four main disease areas (Immunology, Rare diseases, Neurology, and Oncology) and Vaccines, including 38 potential new medicines (NMEs) and vaccines. The following section highlights significant developments in the late- and mid-stage pipeline in the quarter:
Highlights of the quarter

Regulatory approvals	Dupixent – COPD (EU) Kevzara – polyarticular juvenile idiopathic arthritis (US) Altuvoct – hemophilia A (EU) (by partner)
Regulatory submission acceptances
Dupixent – adolescents with chronic rhinosinusitis with nasal polyposis (US priority review)
Dupixent – chronic spontaneous urticaria (EU)
Fitusiran – hemophilia A/B (US, CN)
Sarclisa – MM, 1L TI (IMROZ study) (US priority review, EU, JP, CN)

Major pipeline advancements	riliprubart – SOC-refractory CIDP (phase 3) riliprubart – IVIg-treated CIDP (phase 3)
Immunology
Dupixent (dupilumab)
•The European Commission approved Dupixent in the European Union (EU) as an add-on maintenance treatment for adults with uncontrolled chronic obstructive pulmonary disease (COPD) characterized by raised blood eosinophils. Specifically, the approval covers patients already on a combination of an inhaled corticosteroid (ICS), a long-acting beta2-agonist (LABA) and a long-acting muscarinic antagonist (LAMA), or on a combination of a LABA and a LAMA if ICS is not appropriate. Dupixent is the first biologic medicine approved for COPD and the EU is the first jurisdiction in the world to approve it. Other reviews are underway, including in Japan and China.
•The US Food and Drug Administration (FDA) has extended by three months the prescription drug user fee act (PDUFA) date of its priority review of the supplemental biologics license application (sBLA) for Dupixent as an add-on maintenance treatment in certain adult patients with uncontrolled COPD. The revised PDUFA date is September 27, 2024. The FDA did not raise any concerns regarding the approvability of Dupixent for this indication.
•The FDA accepted for priority review the sBLA for Dupixent as an add-on maintenance treatment for adolescents aged 12 to 17 years with inadequately controlled chronic rhinosinusitis with nasal polyposis (CRSwNP). The PDUFA date is September 15, 2024.
•The European Committee for Medicinal Products for Human Use accepted for review the regulatory submission for Dupixent in chronic spontaneous urticaria (CSU) in people aged 12 years and older whose disease is not adequately controlled with existing therapy, based on the results from the LIBERTY-CSU CUPID Study A and Study B (pivotal).
•The New England Journal of Medicine published results from a positive phase 3 study of Dupixent in children aged one to 11 years with eosinophilic esophagitis (EoE). Data from the study were the basis for the FDA priority review and approval in the US earlier this year, as well as for the regulatory submission currently under review in EU for this age group.
Kevzara (sarilumab)
The FDA approved Kevzara for the treatment of patients weighing 63 kg or greater with active polyarticular juvenile idiopathic arthritis (pJIA), a form of arthritis that impacts multiple joints at a time. The approval in this patient population is supported by evidence from adequate and well-controlled studies and pharmacokinetic data from adults with rheumatoid arthritis as well as a pharmacokinetic, pharmacodynamic, dose finding and safety study in pediatric patients with pJIA.
amlitelimab (OX40L mAb)
•The phase 2 study assessing efficacy and safety of subcutaneous injections of amlitelimab in patients aged 18 years and older with severe alopecia areata enrolled the first patients (clinical study identifier: NCT06444451).
•The CONQUEST phase 2 study assessing efficacy and safety of subcutaneous injections of amlitelimab in patients aged 18 years and older with systemic sclerosis enrolled the first patients (clinical study identifier: NCT06195072).

rilzabrutinib (BTK inhibitor)
Encouraging results from a phase 2 study showed that treatment with oral rilzabrutinib at both high dose and low doses led to a numerical reduction in loss of asthma control events (the primary endpoint) and improvements in symptoms in adult patients with uncontrolled moderate-to-severe asthma. These results were presented at the American Thoracic Society 2024 International Conference, San Diego, US.
duvakitug (TL1A mAb)
The enrollment of the RELIEVE UCCD phase 2 study in ulcerative colitis or Crohn’s disease was accelerated with a top-line analysis now anticipated in H2 2024 (clinical study identifier: NCT05499130).

Rare diseases
ALTUVIIIO (efanesoctocog alfa)
•The European Commission granted marketing authorization for Altuvoct (ALTUVIIIO in the EU) for the treatment and prevention of bleeds and perioperative prophylaxis in hemophilia A to Sanofi’s partner in the EU, Sobi. The EU also endorsed the retention of orphan designation, granting a ten-year market exclusivity period.
•The FDA updated the label for ALTUVIIIO to include full results from the XTEND-Kids phase 3 study showing that once-weekly dosing with ALTUVIIIO delivers highly effective bleed protection in children with hemophilia A. ALTUVIIIO was first approved in February 2023 for adults and children with hemophilia A for routine prophylaxis and on-demand treatment to control bleeding episodes as well as for perioperative management (surgery), and this label update builds on the interim XTEND-Kids data from 2023 to include full results.
fitusiran (RNAi targeting anti-thrombin)
Regulatory submissions for fitusiran for the treatment of hemophilia A or B in adults and adolescents with or without inhibitors have been completed in China, Brazil, and the US with a PDUFA date of March 28, 2025. The FDA granted fitusiran breakthrough therapy designation for hemophilia B with inhibitors in December 2023.
New data were presented at the International Society on Thrombosis and Haemostasis congress in Bangkok, Thailand, and included information on surgical experience as well as long-term safety from the ATLAS phase 3 development program in adults and adolescents with hemophilia A or B, regardless of inhibitor status.
losmapimod (p38α/β MAPK inhibitor)
In May, Sanofi and Fulcrum Therapeutics entered into a license agreement for exclusive commercialization rights for losmapimod outside the US. Losmapimod is a selective p38α/β mitogen-activated protein kinase (MAPK) small-molecule inhibitor in phase 3 for the treatment of facioscapulohumeral muscular dystrophy (FSHD). FSHD is a chronic and progressive genetic muscular disorder that is characterized by significant muscle cell death and fat infiltration into muscle tissue. Fulcrum expects top-line data from the REACH phase 3 study during H2 2024 followed by regulatory submissions (clinical study identifier: NCT05397470). Losmapimod has orphan drug designation in US, orphan designation in the EU, FDA fast track designation and FSHD is included on the list of rare diseases in China.
SAR447537 (AAT fusion protein)
In May, the acquisition of Inhibrx, Inc. closed and added SAR447537 (formerly INBRX-101) to Sanofi’s rare disease phase 2 pipeline (ELEVAATE, clinical study identifier: NCT05856331). SAR447537 is a human recombinant protein that holds the promise of allowing alpha-1 antitrypsin deficiency (AATD) patients to achieve normalization of serum AAT levels with less frequent (monthly vs. weekly) dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lung with progressive deterioration of the tissue. SAR447537 may help to reduce inflammation and prevent further deterioration of lung function in affected individuals.
riliprubart (C1s inhibitor)
The development of riliprubart in cold agglutinin disease, a rare autoimmune disorder characterized by the premature destruction of red blood cells (hemolysis), will not advance to phase 3 due to prioritization of other projects. As of now, the data confirmed pharmacological activity and a well-tolerated safety profile as in other indications.
SAR442501 (FGFR3 Ab)
The upreACH phase 2 study of SAR442501 in pediatric patients with achondroplasia will remain ongoing but is not expected to advance further.

Neurology
frexalimab (CD40L mAb)
New phase 2 data showed significant reduction in plasma levels of neurofilament light chain (Nfl) after one year of treatment. Nfl is a biomarker of nerve cell damage that is typically elevated in people living with multiple sclerosis (MS). These data were presented at the 10th Congress of the European Academy of Neurology in Helsinki, Finland.
riliprubart (C1s inhibitor)
New phase 2 data from an ongoing study showed encouraging efficacy and safety for patients with chronic inflammatory demyelinating polyneuropathy (CIDP). In part A results at 24 weeks, riliprubart showed promising disease-controlling benefits, with the majority of study patients improving or remaining stable, including those who experienced failure or inadequate response to standard-of-care treatment (SOC-refractory), and those having residual disability despite treatment with SOC (IVIg-treated). In part B, after approximately one year of treatment, riliprubart continued to show promising disease-controlling benefits across all enrolled cohorts. Additional results indicated that riliprubart may improve patient-reported fatigue and quality-of-life measurements as well as biomarkers associated with CIDP disease progression. These data were presented at the 2024 Peripheral Nerve Society Annual Meeting in Montreal, Canada.
Supported by the phase 2 data, two phase 3 studies, evaluating riliprubart in SOC-refractory CIDP (MOBILIZE, clinical study identifier: NCT06290128) and IVIg-treated CIDP (VITALIZE, clinical study identifier: NCT06290141) are currently recruiting patients.

Oncology
Sarclisa (isatuximab)
The FDA accepted for priority review the sBLA for Sarclisa in combination with bortezomib, lenalidomide and dexamethasone (VRd) for the treatment of patients with newly diagnosed (front-line, 1L) multiple myeloma (MM) who are transplant-ineligible (TI). If approved, Sarclisa would be the first anti-CD38 medicine in combination with standard-of-care VRd in newly diagnosed patients ineligible for transplant, which would be the third indication in MM. The PDUFA date is September 27, 2024. Other regulatory submissions are currently under review in the EU, Japan, and China.
The potential new indication is supported by data presented at the American Society of Clinical Oncology 2024 Annual Meeting in Chicago, US. The IMROZ phase 3 study demonstrated that Sarclisa in combination with VRd followed by Sarclisa-Rd significantly reduced the risk of disease progression or death by 40%, compared to VRd followed by Rd.
SAR443579 (trifunctional CD123 NK cell engager)
The first patient enrolled in the dose-expansion part of a phase 2 study of SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or refractory acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia and high-risk myelodysplasia (clinical study identifier: NCT05086315). SAR443579 is a CD123-NKp46-CD16 NK cell engager from a research collaboration with Innate Pharma and has FDA fast track designation for the treatment of AML.

Vaccines
MenQuadfi (meningococcal ACWY conjugate vaccine)
The phase 3 study of MenQuadfi to protect infants from six weeks of age against invasive meningococcal disease caused by serogroups ACWY read out positively on safety and immunogenicity, supporting regulatory submission in the US in H2 2024 to extend the indication down to six weeks of age.
SP0230 (meningococcal ABCWY vaccine)
The phase 1/2 study of SP0230, a pentavalent vaccine against invasive meningococcal disease caused by serogroups ABCWY in adults and adolescents enrolled the first patients (clinical study identifier: NCT06128733). Data readout is expected in H2 2025.
SP0237 (flu mRNA vaccine)
A new phase 1/2 study of SP0237 with an enhanced mRNA formulation against flu enrolled the first patients (clinical study identifier: NCT06361875). This study is part of efforts to develop a next-generation, enhanced flu vaccine containing hemagglutinin and neuraminidase designed to offer improved efficacy and provide protection beyond flu.
SP0268 (acne mRNA vaccine)

The phase 1/2 study of SP0268, a novel mRNA-based vaccine against acne enrolled the first patients (clinical study identifier: NCT06316297). The vaccine, designed for adolescents and adults with moderate to severe acne, is the only therapeutic vaccine for acne in development.

Anticipated major upcoming pipeline milestones

	Medicine/vaccine	Indication	Description
H2 2024	Dupixent	COPD	Regulatory decision (US)
		CRSwNP adolescents	Regulatory decision (US)
		EoE children	Regulatory decision (EU)
		CSU (Study C)	Phase 3 data Regulatory submission (US)
		Bullous pemphigoid (BP)	Phase 3 data
	rilzabrutinib	ITP	Regulatory submission (US, EU)
		IgG4-related disease	Phase 2 data
		Warm autoimmune hemolytic anemia	Phase 2 data
	amlitelimab	Asthma	Phase 2 data
	duvakitug	Inflammatory bowel disease	Phase 2 data
	tolebrutinib	Relapsing MS	Phase 3 data Regulatory submission (US)
		Non-relapsing secondary progressive MS	Phase 3 data Regulatory submission (US)
	losmapimod	FSHD	Phase 3 data (by partner)
	Sarclisa	MM, 1L TI (IMROZ)	Regulatory decision (US)
		MM, 1L transplant eligible (TE) (HD7 study)	Phase 3 data Regulatory submission (EU)
		MM, relapsed/refractory (R/R) (IRAKLIA study), subcutaneous	Phase 3 data
	MenQuadfi	Meningitis six weeks+	Regulatory submission (US)

H1 2025	Dupixent	COPD	Regulatory decision (JP, CN)
		BP	Regulatory submission (US)
		CSU	Regulatory decision (EU)
	amlitelimab	Hidradenitis suppurativa (HS)	Phase 2 data
	TNFa/OX40L	HS	Phase 2 data
	IRAK4 degrader	HS	Phase 2 data
		AD	Phase 2 data
	fitusiran	Hemophilia A/B	Regulatory decision (US)
	losmapimod	FSHD	Regulatory submission (EU)
	Sarclisa	MM, 1L TI (IMROZ)	Regulatory decision (EU, JP, CN)
		MM, 1L TE (HD7)	Regulatory submission (US)
		MM, R/R (IRAKLIA), subcutaneous	Regulatory submission (US, EU)
H2 2025	itepekimab	COPD	Phase 3 data Regulatory submission (US, EU)
	lunsekimig	Asthma	Phase 2 data
	Oral TNFR1si	Psoriasis	Phase 2 data
		Rheumatoid arthritis	Phase 2 data
	AAT recombinant Fc	Alpha-1 antitrypsin deficiency	Phase 2 data
	fitusiran	Hemophilia A/B	Regulatory decision (CN)
	venglustat	Fabry disease	Phase 3 data
		Gaucher disease type 3	Phase 3 data
	tolebrutinib	Primary progressive MS	Phase 3 data Regulatory submission (US)
	SP0087	Rabies	Phase 3 data Regulatory submission (US)
	SP0230	Meningitis	Phase 2 data
	SP0256	RSV older adults	Phase 2 data
An update of the Sanofi pipeline as of June 30, 2024, is available at: https://www.sanofi.com/en/our-science/our-pipeline.

Opella (Consumer Healthcare)

Net sales (€ million)	Q2 2024	Change at CER	H1 2024	Change at CER
Seasonal symptoms & pain relief	523	+0.7%	1,216	-0.2%
Wellness brands	598	+16.3%	1,258	+21.5%
Others	185	+16.5%	357	+4.3%
Total	1,306	+9.6%	2,831	+9.2%
Opella sales were €1,306 million and increased by 9.6% with organic sales growth of 2.4%. Growth was enhanced by the acquisition of Qunol (c.7%) and industrial sales transferred from Biopharma in January 2024 (c.2%) but tempered by divestments (c.2%) and Q1 phasing. In North America, growth benefited from Qunol and some Focus brands, such as Dulcolax while sales in Europe were lower due to a weak flu season and a high comparison for the key brand Doliprane. In H1 2024, sales increased by 9.2%, driven by Qunol (c.6%) and industrial sales (c.2%) and offset by divestments (c.2%). As a result, organic growth was 3.8%.
Opella business operating income
Opella BOI was €267 million and decreased by 15.5% mainly driven by increased SG&A in anticipation of the communicated Opella separation and a lower gross margin reflecting a greater Vitamins, Minerals and Supplements sales contribution following the Qunol integration and adverse mix. Furthermore, there were lower divestment gains relative to last year, which benefited from the significant portfolio transformation. At CER, BOI decreased by 9.8%. The ratio of BOI to net sales decreased by 5.4pp to 20.4% (down by 4.6pp to 21.2% at CER). In H1 2024, BOI was €739 million and decreased by 13.1%. At CER, BOI decreased by 1.8%. The ratio of BOI to net sales decreased by 5.2pp to 26.1% (down by 3.2pp to 28.1% at CER).
In connection with the intent to separate Opella at the earliest in Q4 2024 announced on October 27, 2023, Opella has prepared audited combined financial statements in accordance with IFRS. Please see Appendix 11 for more.

Corporate Social Responsibility update at the end of Q2 2024
Environment
Sanofi’s Planet care strategy: concrete actions towards net zero emissions
For several years, Sanofi has been implementing its Planet care strategy, aiming for net zero greenhouse gas emissions across all scopes by 2045, with an intermediate carbon neutrality milestone in 2030. The company has already achieved a 43% decrease in scopes 1 and 2 emissions, targeting 55% by 2030, and a 10% reduction in scope 3 emissions, aiming for 30% by 2030.
For scopes 1 and 2, Sanofi is focusing on the following key decarbonization levers to reach its 2030 targets:
•Energy decarbonization: increasing renewable electricity share from 11% in 2019 to 85% in Q2 2024 through solar panels, power purchase agreements (PPA), and guarantees of origin. In France, three PPAs have been signed with the Compagnie Nationale du Rhône, for a volume of 83 GWh/year over a twenty-year period, covering 19% of Sanofi’s annual electricity needs in France. Sanofi also has a renewable electricity PPA in Mexico to supply energy to its three Mexican sites and is exploring PPA opportunities in other European countries and the US. Sanofi is also incorporating biomethane and biomass to reduce reliance on fossil fuels.
•Energy reduction and efficiency: aiming to reduce energy consumption by 15% in existing facilities by 2025 compared to 2021.
•Eco-fleet: converting Sanofi’s car fleet to an 80% eco-fleet (biofuel, hybrid and electric vehicles) by 2030.
•Refrigerant gas: replacing existing refrigerant gases with lower global warming potential alternatives and improving leak prevention.
For scope 3, the majority of greenhouse gas (GHG) emissions come from raw materials and subcontracting, thus representing the primary target for the decarbonization efforts. Sanofi's eco-design program aims to integrate environmental criteria from product design. The company is seeking less carbon-intensive suppliers and considering the country of manufacture in supplier selection. For example, sourcing of a highly carbon-intensive raw material from China has been reduced from over 50% of the volume in 2019 to just 5% in 2024, with a shift to European suppliers. Additionally, Sanofi is implementing comprehensive measures to reduce emissions across multiple areas: addressing business travel and employee commuting through remote work and low-carbon travel options, shifting from air to sea freight for product transport, setting ambitious waste management goals, and focusing on energy use.
Community-centric carbon offsetting
By 2045, the residual emissions will remain under 10% of the 2019 total emissions, in line with the Science Based Targets Initiative net zero commitment. Understanding that not all emissions can be immediately abated, Sanofi also created a community-focused carbon offsetting program. These initiatives not only compensate for residual emissions but also generate substantial environmental, social, and economic benefits in local communities.
Sanofi's carbon offsetting program has invested around €60 million in four strategic projects since 2019. These include the Sundari Mangrove Restoration project in India, which has restored 380 hectares of mangroves since 2022 with plans to rehabilitate an additional 3,750 hectares. In Kenya, 18,250 energy-saving biomass cookstoves have been distributed. A new project in Mozambique aims to rehabilitate 1,040 water handpumps, reducing the need to burn biomass for boiling water and providing clean water access to 312,000 people.
Business resilience to environmental changes
Sanofi is also actively working to strengthen its business resilience to environmental challenges which could impact its ability to support patients across the world. For instance, Sanofi has undertaken an end-to-end internal study, in order to better identify the associations between environmental change impacts with its portfolio and pipeline of products.
Among its conclusions, the study reported that 70% of Sanofi’s portfolio indications and 78% of the R&D pipeline indications are already targeting diseases impacted by at least one environmental hazard (air pollution, shift in seasonal patterns, chemical pollution, extreme temperatures, water pollution).

ESG ratings
Sanofi has been ranked among the world’s most sustainable companies of 2024 by TIME Magazine, ranking 7th overall and 1st in the pharma industry. This ranking is based on the recognition of the comprehensive ESG disclosures, the ambitious commitments, alignment with key international standards and initiatives and the performance across a large selection of ESG ratings.

Latest Sanofi ESG rankings:

Q2 and H1 2024 financial results
Business net income2
Net sales were €10,745 million and increased by 7.8% (up by 10.2% at CER). In H1 2024, net sales were €21,209 million and increased by 5.1% (up by 8.4% at CER).
Other revenues were €635 million and decreased by 11.4% (down by 10.3% at CER), including VaxServe sales of non-Sanofi products of €447 million (down by 0.7% at CER). In H1 2024, other revenues were €1,289 million and decreased by 5.1% (down by 0.8% at CER), including VaxServe sales of non-Sanofi products of €854 million (up by 2.3% at CER).
Gross profit was €7,974 million and increased by 7.5% (up by 10.4% at CER). The gross margin decreased by 0.3pp to 74.2% (up by 0.1pp to 74.6% at CER). The higher gross margin at CER benefited from overall improved product and country mix in Biopharma and the reducing impact from the loss of exclusivity for Aubagio. In H1 2024, the gross profit was €15,668 million and increased by 3.1% (up by 7.3% at CER). The gross margin decreased by 1.4pp to 73.9% (down by 0.8pp to 74.5% at CER).
Research and Development expenses were €1,704 million and increased by 4.5%. At CER, R&D expenses increased by 5.5%, reflecting increased activity in mid- and late-stage development offset by a one-time reimbursement of half of past ALTUVIIIO development expenses. The ratio of R&D to sales decreased by 0.5pp to 15.9%. In H1 2024, R&D expenses were €3,423 million and increased by 7.2% (up by 8.6% at CER).The ratio of R&D to sales increased by 0.3pp to 16.1%.
Selling, general and administrative expenses were €2,655 million and increased by 3.1% (up by 4.9% at CER), substantially less than sales growth. The ratio of SG&A to sales decreased by 1.1pp to 24.7%. In H1 2024, SG&A expenses were ~~€~~5,260 million and increased by 1.5% (up by 3.9% at CER). The ratio of SG&A to sales decreased by 0.9pp to 24.8%.
Total operating expenses were €4,359 million and increased by 3.7% (up by 5.2% at CER). In H1 2024, operating expenses were €8,683 million and increased by 3.7% (up by 5.7% at CER).
Other current operating income net of expenses were -€831 million compared to -€501 million in Q2 2023. Other current operating income net of expenses included an expense of €1,012 million from the share of profit to Regeneron from the monoclonal antibodies alliance, the share of profit paid by Regeneron towards development costs and the reimbursement of commercialization-related expenses incurred by Regeneron compared to an expense of €744 million in Q2 2023. This line also included €68 million of capital gains from divestments of medicines/portfolio streamlining, compared to €92million in Q2 2023. Sanofi expects the amount of capital gains from divestments of medicines/portfolio streamlining to exceed €500 million in 2024. In H1 2024, expenses from the monoclonal antibodies alliance with Regeneron were €1,837 million compared to €1,418 million in H1 2023 (see appendix 7 for further details).
Share of profit from associates was €31 million compared to €22 million in Q2 2023 and included the share of US profit related to Vaxelis. In H1 2024, share of profit from associates was €75 million compared to €55 million in H1 2023.
Business operating income5 was €2,813 million and increased by 3.2%. At CER, BOI increased by 8.3%. The ratio of BOI to net sales decreased by 1.2pp to 26.2% (down by 0.5pp at CER). In H1 2024, business operating income was €5,656 million and decreased by 6.7% (up by 1.4% at CER). The ratio of BOI to net sales decreased by 3.3pp to 26.7% (down by 1.9pp at CER).
Net financial expenses were €86 million compared to €42 million in Q2 2023, reflecting increased net debt and higher interest rates. In H1 2024, net financial expenses were €129 million compared to €49 million in H1 2023.
The effective tax rate increased to 21.0% from 19.0% in Q2 2023 and H1 2023. Sanofi expects its effective tax rate to be around 21% in 2024.
Business net income5 was €2,161 million and decreased by 0.7% (up by 4.0% at CER). The ratio of business net income to net sales decreased by 1.7pp to 20.1% (down by 1.2pp at CER). In H1 2024, business net income was €4,380 million and decreased by 10.2% (down by 2.3% at CER). The ratio of business net income to net sales decreased by 3.5pp to 20.7% (down by 2.4pp at CER).
Business earnings per share5 (EPS) was €1.73, down by 0.6% on a reported basis (up by 4.0% at CER). The average number of shares outstanding was 1,250.1 million compared to 1,250.6 million in Q2 2023. In H1 2024, business earnings per share was 3.51, down by 10.0% on a reported basis (down by 2.3% at CER). The average number of shares outstanding was 1,249.4 million compared to 1,249.9 million in H1 2023.
2See Appendix 3 for Q2 and H1 2024 consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In H1 2024, the IFRS net income was €2,246 million. The main items excluded from the business net income were:
•An amortization charge of €1,061 million related to intangible assets measured at their acquisition-date fair values for €1,023 million (mainly Bioverativ €320 million, Genzyme €114 million, Provention Bio €108 million, Boehringer Ingelheim consumer healthcare business €90 million, Ablynx €84 million, Kadmon €82 million, Beyfortus €58 million and Qunol €40 million) and to intangible assets from separate acquisitions – measured initially at acquisition cost (licenses/products) €38 million. These items had no cash impact.
•A net reversal of impairment losses of €371 million of which €354 million recorded in Q2 2024 mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment.
•Restructuring costs and similar items of €1,331 million mainly related to redundancy plans announced during H1 2024 and separation costs of the Opella business.
•Other gains and losses, and litigation charge of €442 million mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US State of Hawaii.
•A financial charge of €176 million related to the remeasurement of expected future royalty of Beyfortus US sales.
•A €691 million tax effect arising from the items listed above, mainly comprising €193 million of deferred taxes generated by amortization of intangible assets and €408 million associated with restructuring costs and similar items (see Appendix 4).
•A loss of €88 million corresponding to the equity stake in EUROAPI.
Capital allocation
In H1 2024, free cash flow before restructuring, acquisitions and disposals amounted to €1,380 million, after negative change of net working capital (-€2,419 million), notably including the decrease of US rebates provisions (€1,279 million) following the decision to reduce the Lantus list price effective January 1, 2024, and capital expenditures (-€980 million). After acquisitions3 (-€545 million), proceeds from disposals4 (€568 million) and payments related to restructuring and similar items (-€858 million), free cash flow4 was €545 million. After the acquisition of Inhibrx Inc. (-€1,884 million) and the dividend paid by Sanofi (-€4,704 million), net debt increased from €7,793 million on December 31, 2023 to €15,112 million on June 30, 2024 (amount net of €6,795 million cash and cash equivalents).
3Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
4Non-IFRS financial measure (definition in Appendix 9).

Forward-looking statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions and/or obtain regulatory clearances, risks associated with developing standalone businesses, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and capital market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics, political disruption or armed conflicts or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All Sanofi trademarks mentioned in this document are protected.
Appendices

Appendix 1:	Q2 and H1 2024 sales by medicine/vaccine/business and geographic region
Appendix 2:	Q2 and H1 2024 business net income statement
Appendix 3:	Q2 and H1 2024 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6:	Simplified consolidated balance sheet
Appendix 7:	Other current operating income net of expenses – Regeneron Alliances
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-IFRS financial indicators
Appendix 10:	CSR dashboards
Appendix 11:	Opella

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations
Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com
Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com
Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com
Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatalet@sanofi.com

Appendix 1: Q2 2024 net sales by medicine/vaccine/business and geographic region

Q2 2024 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Dupixent	3,303	+29.2%	+28.9%	2,407	+23.8%	399	+29.0%	497	+60.8%
Nexviazyme/Nexviadyme	168	+66.0%	+63.1%	89	+31.3%	52	+112.0%	27	+172.7%
Sarclisa	121	+36.2%	+28.7%	51	+30.8%	33	+17.9%	37	+63.0%
ALTUVIIIO	158	+772.2%	+777.8%	144	+787.5%	—	0.0%	14	+650.0%
Rezurock	114	+52.7%	+54.1%	104	+39.2%	7	+600.0%	3	-400.0%
Cablivi	54	-1.8%	-1.8%	28	-6.7%	20	-9.1%	6	+100.0%
Xenpozyme	37	+85.0%	+85.0%	19	+72.7%	12	+71.4%	6	+200.0%
Enjaymo	26	+58.8%	+52.9%	15	+50.0%	4	+33.3%	7	+100.0%
Tzield	11	+83.3%	+83.3%	10	+66.7%	1	0.0%	—	0.0%
Total Pharma launches	689	+80.4%	+78.0%	460	+80.2%	129	+51.2%	100	+133.3%
Toujeo	313	+11.0%	+7.6%	61	+15.1%	122	+8.9%	130	+11.1%
Lantus	398	+21.0%	+12.7%	158	+225.0%	83	-11.6%	157	-11.0%
Lovenox	256	-4.6%	-9.9%	3	+200.0%	150	-3.2%	103	-7.8%
Plavix	235	+2.1%	-2.1%	1	-50.0%	23	-4.2%	211	+3.3%
Fabrazyme	273	+12.4%	+9.2%	135	+4.7%	66	+10.0%	72	+30.6%
Myozyme	180	-11.5%	-13.5%	62	-6.1%	69	-19.8%	49	-5.4%
Alprolix	141	+3.7%	+4.4%	116	+6.5%	—	0.0%	25	-7.4%
Cerezyme	193	+19.3%	+6.6%	48	0.0%	61	+1.7%	84	+45.9%
Aubagio	107	-49.5%	-50.5%	55	-26.7%	43	-66.7%	9	-8.3%
Praluent	126	+38.5%	+38.5%	—	0.0%	87	+22.5%	39	+95.0%
Thymoglobulin	129	-0.7%	-3.7%	84	+3.8%	9	0.0%	36	-8.9%
Aprovel	108	+4.8%	+3.8%	2	0.0%	19	-5.0%	87	+7.3%
Kevzara	102	+12.0%	+10.9%	60	+13.7%	30	+11.1%	12	+7.1%
Eloctate	105	-18.5%	-19.2%	65	-34.7%	—	0.0%	40	+31.3%
Multaq	84	+3.8%	+5.0%	75	+4.2%	3	-25.0%	6	+20.0%
Jevtana	73	-24.7%	-24.7%	53	-28.8%	2	-50.0%	18	-5.0%
Cerdelga	82	+7.8%	+6.5%	44	+2.3%	33	+10.0%	5	+50.0%
Aldurazyme	78	+15.3%	+8.3%	18	+12.5%	22	+4.8%	38	+22.9%
Soliqua/iGlarLixi	56	+34.9%	+30.2%	18	+38.5%	12	+33.3%	26	+33.3%
Fasturtec	44	0.0%	-2.2%	29	-9.7%	12	+20.0%	3	+25.0%
Mozobil	21	-69.6%	-69.6%	2	-95.2%	12	-36.8%	7	-12.5%
Others	1,080	-8.2%	-12.3%	99	-11.9%	323	-4.5%	658	-9.3%
Industrial Sales	121	-16.6%	-16.6%	2	-50.0%	118	-14.6%	1	-50.0%
Total other medicines	4,305	-2.1%	-5.8%	1,190	+1.3%	1,299	-8.5%	1,816	+0.4%
Pharma	8,297	+12.8%	+10.4%	4,057	+20.2%	1,827	+0.7%	2,413	+11.5%
Influenza vaccines	115	+20.2%	+16.2%	11	-15.4%	29	-9.4%	75	+46.3%
Polio/Pertussis/Hib vaccines & Boosters	712	-5.1%	-7.2%	147	-4.6%	139	+13.8%	426	-9.9%
RSV (Beyfortus)	18	0.0%	0.0%	2	0.0%	—	0.0%	16	0.0%
Meningitis, Travel and endemic vaccines	296	+0.3%	-0.3%	164	-4.7%	49	+31.6%	83	-3.4%
Vaccines	1,142	-4.8%	-6.6%	324	-4.2%	217	-13.5%	601	-1.7%
Biopharma	9,439	+10.3%	+8.0%	4,381	+18.0%	2,044	-1.0%	3,014	+8.7%
Opella	1,306	+9.6%	+6.6%	370	+45.8%	358	-8.7%	578	+6.2%
Company	10,745	+10.2%	+7.8%	4,751	+19.8%	2,402	-2.2%	3,592	+8.3%

Appendix 1: H1 2024 net sales by medicine/vaccine and geographic region

H1 2024 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Dupixent	6,138	+27.1%	+25.8%	4,437	+20.4%	770	+31.2%	931	+63.9%
Nexviazyme/Nexviadyme	320	+79.3%	+73.9%	174	+41.5%	95	+126.2%	51	+221.1%
Sarclisa	227	+32.6%	+25.4%	100	+31.6%	64	+14.3%	63	+55.1%
ALTUVIIIO	280	+1378.9%	+1373.7%	259	+1423.5%	—	0.0%	21	+1000.0%
Rezurock	207	+46.8%	+46.8%	188	+34.3%	12	+500.0%	7	-800.0%
Cablivi	113	+0.9%	0.0%	60	+3.4%	43	-12.2%	10	+83.3%
Xenpozyme	72	+92.1%	+89.5%	37	+76.2%	24	+60.0%	11	+500.0%
Enjaymo	55	+72.7%	+66.7%	30	+57.9%	10	+150.0%	15	+70.0%
Tzield	21	+250.0%	+250.0%	20	+233.3%	1	0.0%	—	0.0%
Total Pharma launches	1,295	+85.0%	+81.1%	868	+88.7%	249	+48.2%	178	+136.8%
Toujeo	634	+14.5%	+9.3%	117	-0.8%	241	+9.0%	276	+27.0%
Lantus	758	+0.6%	-5.3%	270	+50.0%	175	-8.4%	313	-16.1%
Lovenox	518	-9.6%	-14.7%	6	+20.0%	305	-7.6%	207	-12.5%
Plavix	473	+4.4%	-0.6%	3	-25.0%	46	-4.2%	424	+5.7%
Fabrazyme	526	+10.1%	+6.0%	261	+4.0%	129	+5.7%	136	+26.8%
Myozyme	371	-12.6%	-14.9%	122	-9.6%	145	-20.4%	104	-4.2%
Alprolix	271	+5.0%	+4.2%	225	+4.7%	—	0.0%	46	+6.7%
Cerezyme	407	+21.2%	+8.0%	96	+2.1%	126	+5.0%	185	+44.2%
Aubagio	209	-66.1%	-67.1%	96	-72.4%	95	-61.8%	18	-36.8%
Praluent	247	+31.7%	+30.7%	—	-100.0%	170	+19.7%	77	+64.6%
Thymoglobulin	246	+5.3%	+1.2%	157	+5.4%	19	0.0%	70	+6.7%
Aprovel	213	+1.9%	-0.5%	2	-33.3%	37	-7.5%	174	+4.7%
Kevzara	189	+17.0%	+14.5%	105	+19.5%	59	+9.3%	25	+25.0%
Eloctate	191	-21.4%	-23.0%	127	-30.6%	—	0.0%	64	+4.6%
Multaq	162	-1.2%	-1.2%	145	-1.4%	6	-14.3%	11	+10.0%
Jevtana	141	-18.2%	-19.9%	100	-21.9%	4	-50.0%	37	0.0%
Cerdelga	165	+11.3%	+10.0%	90	+8.4%	65	+10.2%	10	+50.0%
Aldurazyme	161	+14.0%	+7.3%	36	+5.9%	45	+7.1%	80	+21.6%
Soliqua/iGlarLixi	114	+11.3%	+7.5%	38	-15.6%	23	+35.3%	53	+29.5%
Fasturtec	86	-3.3%	-4.4%	56	-3.4%	23	0.0%	7	-11.1%
Mozobil	46	-65.4%	-66.2%	5	-94.0%	28	-22.2%	13	-12.5%
Others	2,220	-7.1%	-11.4%	185	-13.6%	658	-6.0%	1,377	-6.8%
Industrial Sales	278	-0.7%	-0.7%	3	-33.3%	274	+3.8%	1	-84.6%
Total other medicines	8,626	-5.1%	-9.0%	2,245	-12.6%	2,673	-7.0%	3,708	+1.0%
Pharma	16,059	+9.6%	+6.5%	7,550	+12.5%	3,692	+1.7%	4,817	+11.6%
Influenza vaccines	188	+27.2%	+16.0%	16	-15.8%	30	-18.9%	142	+50.9%
Polio/Pertussis/Hib vaccines & Boosters	1,348	-2.9%	-5.6%	311	-10.7%	248	+7.4%	789	-2.6%
RSV (Beyfortus)	200	0.0%	0.0%	116	0.0%	7	0.0%	77	0.0%
Meningitis, Travel and endemic vaccines	582	+3.9%	+2.3%	301	+3.1%	97	+34.7%	184	-5.8%
Vaccines	2,319	+0.3%	-3.0%	744	+13.1%	382	-33.0%	1,193	+9.3%
Biopharma	18,378	+8.3%	+5.2%	8,294	+12.5%	4,074	-3.0%	6,010	+11.1%
Opella	2,831	+9.2%	+4.1%	773	+24.4%	808	-4.0%	1,250	+10.6%
Company	21,209	+8.4%	+5.1%	9,067	+13.4%	4,882	-3.2%	7,260	+11.0%

Appendix 2: Business net income statement

Second quarter 2024	Biopharma			Opella Consumer Healthcare			Other			Total group
€ million	Q2 2024	Q2 2023	Change	Q2 2024	Q2 2023	Change	Q2 2024	Q2 2023	Change	Q2 2024	Q2 2023	Change
Net sales	9,439	8,740	8.0%	1,306	1,225	6.6%	—	—	—%	10,745	9,965	7.8%
Other revenues	618	705	-12.3%	17	12	41.7%	—	—	—%	635	717	-11.4%
Cost of Sales	(2,894)	(2,819)	2.7%	(512)	(441)	16.1%	—	(3)	-100.0%	(3,406)	(3,263)	4.4%
As % of net sales	(30.7%)	(32.3%)		(39.2%)	(36.0%)					(31.7%)	(32.7%)
Gross profit	7,163	6,626	8.1%	811	796	1.9%	—	(3)	-100.0%	7,974	7,419	7.5%
As % of net sales	75.9%	75.8%		62.1%	65.0%					74.2%	74.5%
Research and development expenses	(1,656)	(1,572)	5.3%	(48)	(58)	-17.2%	—	—	—%	(1,704)	(1,630)	4.5%
As % of net sales	(17.5%)	(18.0%)		(3.7%)	(4.7%)					(15.9%)	(16.4%)
Selling and general expenses	(2,167)	(2,124)	2.0%	(488)	(452)	8.0%	—	1	-100.0%	(2,655)	(2,575)	3.1%
As % of net sales	(23.0%)	(24.3%)		(37.4%)	(36.9%)					(24.7%)	(25.8%)
Other current operating income/expenses	(800)	(511)		(11)	29		(20)	(19)		(831)	(501)
Share of profit/loss of associates* and joint ventures	28	18		3	4		—	—		31	22
Net income attributable to non-controlling interests	(2)	(6)		—	(3)		—	—		(2)	(9)
Business operating income	2,566	2,431	5.6%	267	316	-15.5%	(20)	(21)	-4.8%	2,813	2,726	3.2%
As % of net sales	27.2%	27.8%		20.4%	25.8%					26.2%	27.4%

				Financial income and expenses						(86)	(42)
				Income tax expenses						(566)	(507)
				Tax rate**						21.0%	19.0%
				Business net income						2,161	2,177	-0.7%
				As % of net sales						20.1%	21.8%

				Business earnings / share(in euros)***						1.73	1.74	-0.6%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,250.1 million in the second quarter of 2024 and 1,250.6 million in the second quarter of 2023.

First half 2024	Biopharma			Opella Consumer Healthcare			Other			Total group
€ million	6M 2024	6M 2023	Change	6M 2024	6M 2023	Change	6M 2024	6M 2023	Change	6M 2024	6M 2023	Change
Net sales	18,378	17,467	5.2%	2,831	2,720	4.1%	—	—	—%	21,209	20,187	5.1%
Other revenues	1,257	1,331	-5.6%	32	27	18.5%	—	—	—%	1,289	1,358	-5.1%
Cost of Sales	(5,756)	(5,388)	6.8%	(1,077)	(949)	13.5%	3	(5)	-160.0%	(6,830)	(6,342)	7.7%
As % of net sales	(31.3%)	(30.8%)		(38.0%)	(34.9%)					(32.2%)	(31.4%)
Gross profit	13,879	13,410	3.5%	1,786	1,798	-0.7%	3	(5)	-160.0%	15,668	15,203	3.1%
As % of net sales	75.5%	76.8%		63.1%	66.1%					73.9%	75.3%
Research and development expenses	(3,331)	(3,082)	8.1%	(92)	(111)	-17.1%	—	—	—%	(3,423)	(3,193)	7.2%
As % of net sales	(18.1%)	(17.6%)		(3.2%)	(4.1%)					(16.1%)	(15.8%)
Selling and general expenses	(4,260)	(4,248)	0.3%	(1,002)	(936)	7.1%	2	2	—%	(5,260)	(5,182)	1.5%
As % of net sales	(23.2%)	(24.3%)		(35.4%)	(34.4%)					(24.8%)	(25.7%)
Other current operating income/expenses	(1,417)	(897)		43	100		(19)	(8)		(1,393)	(805)
Share of profit/loss of associates* and joint ventures	66	48		9	7		—	—		75	55
Net income attributable to non-controlling interests	(6)	(11)		(5)	(8)		—	—		(11)	(19)
Business operating income	4,931	5,220	-5.5%	739	850	-13.1%	(14)	(11)	27.3%	5,656	6,059	-6.7%
As % of net sales	26.8%	29.9%		26.1%	31.3%					26.7%	30.0%

				Financial income and expenses						(129)	(49)
				Income tax expenses						(1,147)	(1,134)
				Tax rate**						21.0%	19.0%
				Business net income						4,380	4,876	-10.2%
				As % of net sales						20.7%	24.2%

				Business earnings / share(in euros)***						3.51	3.90	-10.0%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,249.4 million in the first semester of 2024 and 1,249.9 million in the first semester of 2023.

Appendix 3: Consolidated income statements

€ million	Q2 2024	Q2 2023	H1 2024	H1 2023
Net sales	10,745	9,965	21,209	20,187
Other revenues	635	717	1,289	1,358
Cost of sales	(3,410)	(3,268)	(6,849)	(6,347)
Gross profit	7,970	7,414	15,649	15,198
Research and development expenses	(1,704)	(1,630)	(3,423)	(3,193)
Selling and general expenses	(2,655)	(2,575)	(5,260)	(5,182)
Other operating income	173	181	617	617
Other operating expenses	(1,004)	(682)	(2,010)	(1,422)
Amortization of intangible assets	(499)	(546)	(1,061)	(1,035)
Impairment of intangible assets	354	—	371	(15)
Fair value remeasurement of contingent consideration	(86)	(11)	(66)	(26)
Restructuring costs and similar items	(591)	(307)	(1,331)	(547)
Other gains and losses, and litigation	(363)	15	(442)	(73)
Operating income	1,595	1,859	3,044	4,322
Financial expenses	(333)	(202)	(586)	(370)
Financial income	130	125	281	286
Income before tax and associates and joint ventures	1,392	1,782	2,739	4,238
Income tax expense	(299)	(271)	(463)	(730)
Share of profit/(loss) of associates and joint ventures	24	(64)	(13)	(52)
Net income	1,117	1,447	2,263	3,456
Net income attributable to non-controlling interests	4	12	17	26
Net income attributable to equity holders of Sanofi	1,113	1,435	2,246	3,430
Average number of shares outstanding (million)	1,250.1	1,250.6	1,249.4	1,249.9
IFRS Earnings per share (in euros)	0.89	1.15	1.80	2.74

Appendix 4: Reconciliation of net income attributable to equity holders of Sanofi to business net income

€ million	Q2 2024	Q2 2023	H1 2024	H1 2023
Net income attributable to equity holders of Sanofi	1,113	1,435	2,246	3,430
Amortization of intangible assets (1)	499	546	1,061	1,035
Impairment of intangible assets	(354)	—	(371)	15
Fair value remeasurement of contingent consideration	88	14	72	33
Expenses arising from the impact of acquisitions on inventories	4	5	19	5
Restructuring costs and similar items	591	307	1,331	547
Other gains and losses, and litigation	363	(15)	442	73
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	117	35	176	35
Tax effect of the items listed above:	(267)	(242)	(691)	(415)
Amortization and impairment of intangible assets	5	(132)	(96)	(226)
Fair value remeasurement of contingent consideration	(20)	(1)	(17)	(6)
Expenses arising from the impact of acquisitions on inventories	—	—	(3)	—
Restructuring costs and similar items	(136)	(103)	(408)	(157)
Other items	(116)	(6)	(167)	(26)
Other tax effects	—	6	7	11
Other items	7	86	88	107
Business net income	2,161	2,177	4,380	4,876
IFRS earnings per share (2) (in euros)	0.89	1.15	1.80	2.74

(1)Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €476 million in the second quarter of 2024 and €525 million in the second quarter of 2023.
(2)Q2: based on an average number of shares outstanding of 1,250.1 million in the second quarter of 2024 and 1,250.6 million in the second quarter of 2023.
HY: based on an average number of shares outstanding of 1,249.4 million in the first semester of 2024 and 1,249.9 million in the first semester of 2023.

Appendix 5: Change in net debt

€ million	H1 2024	H1 2023
Business net income	4,380	4,876
Depreciation, amortization and impairment of property, plant and equipment and software	746	731
Other items	(347)	(391)
Operating cash flow	4,779	5,216
Changes in Working Capital	(2,419)	(856)
Acquisitions of property, plant and equipment and software	(980)	(796)
Free cash flow before restructuring, acquisitions and disposals	1,380	3,564
Acquisitions of intangibles assets, investments and other long-term financial assets (1)	(545)	(396)
Restructuring costs and similar items paid	(858)	(595)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (1)	568	556
Free cash flow	545	3,129
Acquisitions (2)	(2,493)	(2,580)
Proceeds net of taxes (2)	—	—
Issuance of Sanofi shares	21	31
Acquisition of treasury shares	(302)	(363)
Dividends paid to shareholders of Sanofi	(4,704)	(4,454)
Other items	(386)	(509)
Change in net debt	(7,319)	(4,746)
Beginning of period	7,793	6,437
Closing of net debt	15,112	11,183
(1)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2024	December 31, 2023	Liabilities and equity (€ million)	June 30, 2024	December 31, 2023
			Equity attributable to equity holders of Sanofi	72,690	74,040
			Equity attributable to non-controlling interests	307	313
			Total equity	72,997	74,353
			Long-term debt	12,503	14,347
Property, plant and equipment – owned assets	10,264	10,160	Non-current lease liabilities	1,733	1,755
Right-of-use assets	1,616	1,654	Non-current liabilities related to business combinations and to non-controlling interests	527	501
Intangible assets (including goodwill)	76,733	73,723	Non-current provisions and other non-current liabilities	8,219	7,602
Non-current income tax assets	129	188	Non-current income tax liabilities	1,949	1,842
Other non-current assets, investments in associates and joint-ventures and deferred tax assets	10,932	10,069	Deferred tax liabilities	1,800	1,857
Non-current assets	99,674	95,794	Non-current liabilities	26,731	27,904
			Accounts payable and other current liabilities	20,179	21,069
			Current liabilities related to business combinations and to non-controlling interests	201	208
Inventories, accounts receivable and other current assets	22,989	21,554	Current income tax liabilities	132	597
Current income tax assets	295	391	Current lease liabilities	279	275
Cash and cash equivalents	6,795	8,710	Short-term debt and current portion of long-term debt	9,236	2,045
Current assets	30,079	30,655	Current liabilities	30,027	24,194
Assets held for sale or exchange	2	15	Liabilities related to assets held for sale or exchange	0	13
Total assets	129,755	126,464	Total equity and liabilities	129,755	126,464

Appendix 7: Other current operating income net of expenses related to Regeneron

€ million	H1 2024	H1 2023
Monoclonal antibodies alliance
Income and expense related to profit/loss sharing	(1,934)	(1,449)
Additional share of profit paid by Regeneron related to development costs	389	291
Regeneron commercial operating expenses reimbursement	(292)	(260)
Total: monoclonal antibody alliance	(1,837)	(1,418)
Other Regeneron
Total others related to Regeneron (mainly Libtayo and Zaltrap)	92	97
Total related to Regeneron	(1,745)	(1,321)

Appendix 8: Currency sensitivity
2024 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
US Dollar	+0.05 USD/EUR	-EUR 0.17
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.01
Currency exposure on Q2 2024 sales

Currency	Q2 2024
US Dollar	45.5%
Euro	19.5%
Chinese Yuan	6.7%
Japanese Yen	3.6%
Mexican pesos	2.0%
Brazilian Real	2.0%
Canadian Dollar	1.3%
British Pound	1.3%
Russian ruble	1.2%
Australian Dollar	1.2%
Others	15.7%
Currency average rates

	Q2 2023	Q2 2024	Change
€/$	1.089	1.077	-1.1%
€/Yen	149.527	167.783	+12.2%
€/Yuan	7.648	7.813	+2.2%
€/Real	5.394	5.619	+4.2%
€/Ruble	88.436	97.409	+10.1%

Appendix 9: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates (CER)
References to changes in net sales “at constant exchange rates” (CER) means that it excludes the effect of changes in exchange rates.
The effect of exchange rates are eliminated by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to company sales at constant exchange rates for Q2 and H1 2024.

€ million	Q2 2024	H1 2024
Net sales	10,745	21,209
Effect of exchange rates	(238)	(682)
Company sales at constant exchange rates	10,983	21,891
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.16. and B.17. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by management, and which management believes provides useful information to measure the net cash generated from Sanofi’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free cash flow is determined from the Business net income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains and losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	H1 2024	H1 2023
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	1,423	3,563
Acquisition of property, plant and equipment and software	(980)	(796)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(545)	(396)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	568	556
Repayment of lease liabilities	(144)	(127)
Others	223	329
Free cash flow(3)	545	3,129
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 Non IFRS indicator (see definition in Appendix 9).

Appendix 10: CSR dashboards
Data are presented in YTD unless stated otherwise.

Topic	Ambition	Progress
Affordable access
		Q2 2024	Q1 2024
Sanofi global health	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	127,746 patients treated in 24 countries 46 active healthcare partnerships in 21 countries 4 investments signed through the Impact Fund	57,889 patients treated in 18 countries 44 active healthcare partnerships in 21 countries 4 investment signed through the Impact Fund
Vials donations	Donate 100,000 vials a year to treat people with rare diseases	1,164 patients treated 46,124 vials donated	1,112 patients treated 17,287 vials donated
Global access plans	Develop a global access plan for all new medicines/vaccines to make them available within two years after first launch	10 global access plans initiated or developed covering more than 14 indications	10 global access plans initiated or developed covering more than 14 indications
R&D for unmet needs
		FY 2023	FY2022
Sleeping sickness	Develop and supply innovative treatments to support the elimination of sleeping sickness by 2030 (annual update)	2.4 million patients tested 699 patients treated	1.5 million patients tested 837 patients treated
		Q2 2024	Q1 2024
Polio	Provide inactivated polio vaccines (IPV) to UNICEF for GAVI countries to support polio eradication efforts	16.2 million IPV doses supplied to UNICEF for GAVI countries	9.4 million IPV doses supplied to UNICEF for GAVI countries
Pediatric cancer treatment development	Develop innovative treatments to eliminate cancer death in children	3 projects undergoing pre-clinical assessment 1 project in clinical study 8 partnerships on scientific projects and engagement	3 projects undergoing pre-clinical assessment 1 project in clinical study
Planet care
		Q2 2024	Q1 2024
Climate change – carbon footprint (CO2 emissions)	55% reduction in scope 1&2 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net zero emissions by 2045 (all scopes)	43% GHG reduction vs 2019	42% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity in all sites by 2030	85%	84%
Eco-car fleet	100% eco-car fleet in 2030	48% eco-car fleet	44% eco-car fleet
Blister-free syringe vaccines	100% blister-free syringe vaccines by 2027	Data updated annually, next update in Q4 2024	39% blister-free syringe vaccines in 2023
Eco-design	All new medicines/vaccines to be eco-designed by 2025	17 LCAs completed and 2 in progress (new and marketed medicines/vaccines)	13 LCAs completed and 5 in progress (new and marketed medicines/vaccines)
In and beyond the workplace
		Q2 2024	Q1 2024
Global gender balance	Ambition of 50% of women in senior leadership roles by 2025	45%	45%
	Ambition of 40% of women in executive roles by 2025	42%	41%
Engagement with communities	Engage socially and economically with all communities with operations	2,732 volunteers 25,945 hours	Not reported in Q1
From leaders to citizens	100% of leaders have CSR in their development path	77% of leaders have completed the eLearning phase 33% of leaders have completed the full program	70% of leaders have completed the eLearning phase 30% of leaders have completed the full program

Appendix 11:
Three-year historical and restated financial information of Opella

In connection with the intent to separate Opella (formerly Sanofi Consumer Healthcare) at the earliest in Q4 2024 announced on October 27, 2023, Opella (i) has prepared audited* combined financial statements in accordance with IFRS and (ii) presents restated alternative performance measures for 2021, 2022 and 2023, as set forth in Appendix 11, to reflect Opella's financial performance as if it had operated independently.

Because the combined historical financial statements do not reflect the target operating structure of the Group once separated from Sanofi, restated alternative performance measures have been prepared for 2021, 2022 and 2023, to account for the contractual agreements signed with Sanofi and for Opella’s targeted operating model (e.g., standalone cost base).

fin
* The combined financial statements have been audited in accordance with the professional standards applicable in France and the national auditor's professional doctrine.
1 The sections below are an extract from the notes to the 2023-22-21 combined financial statements of the Opella group.

A. Combined primary financial statements extracted from the audited* 2023 combined financial statements of Opella2
Combined Statements of Financial Position – Assets

(€ million)	December 31, 2023	December 31, 2022	December 31, 2021	January 1, 2021
Goodwill	457	—	—	—
Other intangible assets	1,056	385	387	378
Property, plant and equipment	688	649	629	597
Right-of-use assets	91	93	61	68
Investments accounted for using the equity method	26	27	21	17
Other non-current assets	76	12	17	5
Deferred tax assets	1,386	1,469	1,214	1,285
Non-current assets	3,779	2,634	2,327	2,351
Inventories	877	792	654	688
Accounts receivable	1,221	1,103	982	921
Other current assets (a)	2,393	2,257	822	360
Current income tax assets	23	24	12	3
Cash and cash equivalents (b)	106	91	28	51
Current assets	4,619	4,267	2,497	2,022
Assets held for sale or exchange	1	—	—	—
Total assets	8,400	6,901	4,824	4,373
(a) This line item mainly comprises current account balances in respect of the combined group’s net cash positions in credit with Sanofi, which acts as the cash pooling entity under the terms of the centralized cash pooling agreement contracted with subsidiaries of the combined group (notes D.11. and D.27.).
(b) This amount comprises cash held by the dedicated entities of the combined group. Payments made by non-dedicated entities within the scope of the combined group before the Pre-Separation Carve-Out Transactions (note E) in settlement of transactions entered into by Opella activities are reflected in the net assets of the combined group as net contributions of Sanofi equity holders to the combined group (note A.2.4.).

2 References in the text relate to the notes to the Opella group’s 2023-22-21 combined financial statements.

Combined Statements of Financial Position – Equity and Liabilities

(€ million)	December 31, 2023	December 31, 2022	December 31, 2021	January 1, 2021
Equity attributable to equity holders of the combined group	(808)	(1,091)	(2,368)	(2,250)
Equity attributable to non-controlling interests	14	14	11	9
Total equity (a)	(794)	(1,077)	(2,358)	(2,241)
Long-term debt (b)	2,523	2,828	3,166	3,513
Non-current lease liabilities	78	80	47	54
Non-current provisions and other non-current liabilities	471	516	346	346
Non-current income tax liabilities	40	29	14	5
Deferred tax liabilities	8	6	9	5
Non-current liabilities	3,120	3,459	3,583	3,922
Accounts payable	1,002	846	783	591
Current provisions and other current liabilities	1,003	781	695	588
Current income tax liabilities	83	82	44	16
Current lease liabilities	18	12	13	14
Short-term debt and current portion of long-term debt (b)	3,966	2,799	2,064	1,483
Current liabilities	6,072	4,519	3,599	2,692
Liabilities related to assets held for sale or exchange	2	—	—	—
Total equity and liabilities	8,400	6,901	4,824	4,373
(a)    The combined entity was not constituted on the basis of a separate legal scope as of the ends of the reporting periods for which the combined financial statements are presented. Consequently, the total presented for combined equity represents the aggregate amount of equity as derived from Opella activities carried on within the scope of combination by Sanofi group dedicated and non-dedicated legal entities under common control, including the net contribution of Sanofi equity holders to the combined group (note A.2.4.).
(b)    This line item mainly comprises current account balances in respect of the combined group’s net cash positions in debit with Sanofi, which acts as the cash pooling entity under the terms of the centralized cash pooling agreement contracted with subsidiaries of the combined group (note D.16.1.).

Combined Income Statements

(€ million)	2023	2022	2021
Net sales	5,174	5,201	4,565
Other revenues (a)	606	629	632
Cost of sales	(2,206)	(2,191)	(2,081)
Gross profit	3,574	3,639	3,116
Research and development expenses	(224)	(220)	(177)
Selling, general and administrative expenses	(2,333)	(2,381)	(1,970)
Other operating income and expenses	216	183	211
Operating income	1,233	1,221	1,180
Financial income and expenses	(128)	(91)	(51)
Income before tax and investments accounted for using the equity method	1,105	1,130	1,130
Income tax expense	(314)	(319)	(301)
Share of profit/(loss) from investments accounted for using the equity method	20	21	16
Net income of the combined group	811	831	844
Net income attributable to non-controlling interests	15	11	31
Net income attributable to equity holders of the combined group (b)	796	820	813
(a)    This line item comprises revenue generated (i) from manufacturing services agreements under which Opella manufactures pharmaceutical products on behalf of Sanofi as customer and (ii) further to divestments of products historically owned by Opella, the rights for which have been transferred to third parties (notes A.2.3., B.15.2. and D.27.).
(b)    Because the Opella group was not legally constituted during the three twelve-month periods ended December 31, 2023, 2022 and 2021, the number of shares outstanding cannot be determined. Consequently, no earnings per share figure is presented in the combined financial statements for any of the three periods presented.

Combined Statements of Comprehensive Income

(€ million)	2023	2022	2021
Net income of the combined group	811	831	844
Attributable to equity holders of the combined group	796	820	813
Attributable to non-controlling interests	15	11	31
Other comprehensive income:
•Actuarial gains/(losses)	(3)	35	22
•Change in fair value of equity instruments included in financial assets and financial liabilities	—	—	—
•Tax effects	3	(13)	(4)
Sub-total: items not subsequently reclassifiable to profit or loss (A)	—	22	18
•Change in currency translation differences (a)	60	7	(26)
•Tax effects	—	—	—
Sub-total: items subsequently reclassifiable to profit or loss (B)	60	7	(26)
Other comprehensive income for the period, net of taxes (A+B)	60	29	(8)
Comprehensive income of the combined group	870	861	836
Attributable to equity holders of the combined group	857	849	804
Attributable to non-controlling interests	13	11	32
(a)     Currency translation differences arise primarily on the US dollar ($) and Mexican peso (MXN).

Combined Statements of Changes in Equity

(€ million)	Other equity items	Stock options and other share-based payments	Other combined comprehensive income	Attributable to equity holders of the combined group	Attributable to non-controlling interests	Total equity of the combined group
Balance at January 1, 2023	(1,104)	33	(20)	(1,091)	14	(1,077)
Other combined comprehensive income for the period	—	—	61	61	(1)	60
Net combined income for the period	796	—	—	796	15	811
Comprehensive income of the combined group for the period	796	—	61	857	14	871
Dividend paid out of 2022 earnings	(330)	—	—	(330)	—	(330)
Payment of dividends to non-controlling interests	—	—	—	—	(6)	(6)
Share-based payment plans:
•Value of services obtained from employees (a)	—	24	—	24	—	24
Net contribution of Sanofi equity holders to the combined group (b)	(268)	—	—	(268)	(8)	(276)
Balance at December 31, 2023	(905)	57	41	(808)	14	(794)
(a)    This line item corresponds to compensation plans based on shares of the Sanofi group awarded to employees of the combined group who were employed by the Sanofi group as of the date of preparation of the combined financial statements.
(b)    The contribution of Sanofi equity holders to the combined group as recorded in combined equity (notes A.2.4. and D.14.) represents the corresponding entries arising from (i) related party transactions (note D.27.) pre-dating the Pre-Separation Carve-Out Transactions (note E.) and (ii) the recognition of tax loss carry-forwards generated by dedicated entities within the combined group that belong to a group tax election, including tax losses transferred to the lead company in the tax group (€49 million for the period) and by non-dedicated entities. In addition, the net assets of non-dedicated entities were deemed to have been distributed in cases where the Pre-Separation Carve-Out Transactions involved a change in operating model such that the distribution of Opella products in 16 countries is handled through a third-party intermediary (€9 million for the period).

(€ million)	Other equity items	Stock options and other share-based payments	Other combined comprehensive income	Attributable to equity holders of the combined group	Attributable to non-controlling interests	Total equity of the combined group
Balance at January 1, 2022	(2,355)	14	(27)	(2,368)	11	(2,358)
Other combined comprehensive income for the period	22	—	7	29	—	29
Net combined income for the period	820	—	—	820	11	831
Comprehensive income of the combined group for the period	842	—	7	849	11	860
Dividend paid out of 2021 earnings	(41)	—	—	(41)	—	(41)
Payment of dividends to non-controlling interests	—	—	—	—	(2)	(2)
Share-based payment plans:
•Value of services obtained from employees (a)	—	19	—	19	—	19
Net contribution of Sanofi equity holders to the combined group (b)	450	—	—	450	(6)	444
Balance at December 31, 2022	(1,104)	33	(20)	(1,091)	14	(1,077)
(a)    See note (a) in the preceding table.
(b)    See note (b) in the preceding table. The net contribution to equity holders of Sanofi arising from unrecognized tax loss carry-forwards deemed to have been transferred (note A.2.4.) amounted to €11 million in the period. In addition, the amount of net assets deemed to have been distributed in the period for the six countries that changed their operating model in connection with the Pre-Separation Carve-Out Transactions was €15 million (note D.14.).

(€ million)	Other equity items	Stock options and other share-based payments	Other combined comprehensive income	Attributable to equity holders of the combined group	Attributable to non-controlling interests	Total equity of the combined group
Balance at January 1, 2021	(2,250)	—	—	(2,250)	9	(2,241)
Other combined comprehensive income for the period	18	—	(27)	(9)	1	(8)
Net combined income for the period	813	—	—	813	31	844
Comprehensive income of the combined group for the period	831	—	(27)	804	32	836
Dividend paid out of 2020 earnings	(55)	—	—	(55)	—	(55)
Payment of dividends to non-controlling interests	—	—	—	—	(3)	(3)
Share-based payment plans:
•Value of services obtained from employees (a)	—	14	—	14	—	14
Net contribution of Sanofi equity holders to the combined group (b)	(880)	—	—	(880)	(28)	(908)
Balance at December 31, 2021	(2,355)	14	(27)	(2,368)	11	(2,358)
(a)    See note (a) in the preceding table.
(b)    See note (b) in the preceding table. The net contribution to equity holders of Sanofi arising from unrecognized tax loss carry-forwards deemed to have been transferred (note A.2.4.) amounted to €51 million in the period. In addition, the amount of net assets deemed to have been distributed in the period for the 15 countries that changed their operating model in connection with the Pre-Separation Carve-Out Transactions was €22 million (note D.14).

Combined Statements of Cash Flows

(€ million)	December 31, 2023	December 31, 2022	December 31, 2021
Net income attributable to equity holders of the combined group	796	820	813
Non-controlling interests	15	11	31
Share of undistributed earnings from investments accounted for using the equity method	—	(5)	(2)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets	151	141	112
Gains and losses on disposals of non-current assets, net of tax (a)	(173)	(164)	(151)
Net change in deferred taxes (b)	36	(321)	(84)
Net change in non-current provisions and other non-current liabilities (c)	(137)	227	11
Share-based payment expense	24	19	14
Impact of the workdown of acquired inventories remeasured at fair value	11	—	—
Other profit or loss items with no cash effect on cash flow from operating activities (d)	147	114	60
Operating cash flow before changes in working capital	870	843	803
(Increase)/decrease in inventories	(39)	(119)	54
(Increase)/decrease in accounts receivable	(115)	(100)	(40)
Increase/(decrease) in accounts payable	136	61	179
Net change in other current assets and other current liabilities	215	92	87
Net cash provided by/(used in) operating activities (e)	1,067	776	1,082
Acquisitions of property, plant and equipment and intangible assets	(138)	(132)	(117)
Acquisitions of undertakings included in the scope of combination and of investments accounted for using the equity method (f)	(1,335)	(4)	—
Acquisitions of other equity investments	—	(1)	—
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (a)	218	177	158
Net change in other non-current assets	(4)	(2)	—
Net cash provided by/(used in) investing activities	(1,259)	39	41
Dividends paid:
•to equity holders of Sanofi	(330)	(41)	(55)
•to non-controlling interests	(6)	(2)	(3)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control	(8)	(6)	(28)
Repayments of long-term debt	(300)	(342)	(348)
Net change in short-term debt (g)	1,252	666	504
Net change in short-term financial investments (g)	(110)	(1,355)	(317)
Repayments of lease liabilities	(16)	(16)	(14)
Net interest (paid)/received (h)	(117)	(88)	(54)
Increase/(decrease) in net contribution of Sanofi equity holders to the combined group (i)	(150)	434	(831)
Net cash provided by/(used in) financing activities	216	(751)	(1,147)
Impact of exchange rates on cash and cash equivalents	(8)	(1)	1
Net change in cash and cash equivalents	15	63	(23)
Cash and cash equivalents, beginning of period	91	28	51
Cash and cash equivalents, end of period	106	91	28
(a) This line item mainly comprises proceeds from divestments of certain non-core Opella brands. Under the ongoing portfolio streamlining strategy known as "SIMPLY", announced in 2021, Opella received total pre-tax proceeds of €272 million in 2023 from divestments of certain brands in Asia, the Middle East, Africa, the United States and Canada, and completed a disposal program begun in 2022 for certain other brands (mainly in France and Hungary). Total pre-tax proceeds of €216 million and €198 million were received in the years ended 2022 and 2021, respectively, mainly in Europe and India (divestment of “Wellness” category products).
(b)    For 2022, the net change in deferred taxes relates mainly to the Pre-Separation Carve-Out Transactions carried out in the United States (note E.).
(c)    This line item mainly comprises provisions for certain obligations to which the combined group is exposed and which required a liability to be recognized in accordance with IAS 37 (notes B.14. and D.17.).
(d)    This line item mainly comprises (i) unrealized foreign exchange gains and losses arising on remeasurement of monetary items from the functional currency and (ii) the cost of debt (note D.16.).

(e) Including:

	December 31, 2023	December 31, 2022	December 31, 2021
Taxes paid by dedicated entities (e1)	(231)	(179)	(97)
of which paid to Sanofi	(97)	(119)	(52)
Taxes deemed paid by non-dedicated entities (e2)	(38)	(386)	(131)
Dividends received from entities not included in the scope of combination	8	4	3
(e1) This line includes (but is not limited to) net tax payments made (by entities entirely dedicated to Opella activities which belong to a group tax election) to the lead entity of a tax group, primarily in France, the United States, the United Kingdom and Germany, in cases where the lead entity is liable for income taxes payable by the tax group to the authorities in those jurisdictions.
(e2) For the year ended December 31, 2022, the year-on-year change is related primarily to the Pre-Separation Carve-Out Transactions (note E.) carried out in the United States, in an amount of €286 million (note A.2.4.).
(f)    For the year ended December 31, 2023, this line includes the net cash outflow on the acquisition of QRIB Intermediate Holdings, LLC (note D.1.).
(g)    This line includes movements in current accounts held by subsidiaries with the Sanofi group, corresponding to cash positions generated by legal entities dedicated exclusively to Opella activities that are parties to the Sanofi group cash pooling agreement (note D.16.1.).
(h) This line breaks down as follows :

	December 31, 2023	December 31, 2022	December 31, 2021
Interest paid	(186)	(104)	(65)
Interest received on short-term financial investments (see note (g) above)	69	16	11
(i)    Transactions carried out by non-dedicated entities are presented as cash flows related to operating activities within the statement of cash flows, with the corresponding entry presented as cash flows related to financing activities within the line item "Increase/(decrease) in net contribution of Sanofi equity holders to the combined group"; they are treated as contributions from or distributions to the Sanofi group and deemed to have been settled on customary payment terms.

B. Notes to the combined financial statements2
Introduction
As announced on 27 October 2023, Sanofi intends to proceed with the introduction of its Consumer Healthcare business (a separate operating segment of the Sanofi group) on the Euronext Paris regulated market (the “Transaction”).
The creation of a standalone Consumer Healthcare business unit, bringing together all Opella activities carried on by the Sanofi group, was effected through successive waves of pre-separation legal reorganizations which began in the second half of 2021 and had been completed in most countries as of the date of preparation of the combined financial statements for the year ended December 31, 2023. The only exceptions are (i) India, where the legal transfer will take place in the second half of 2024; (ii) hospital sales of Opella products in China, for which the transfer of the market authorizations from Sanofi to Opella will be finalized no later than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements (note E.); and (iii) Brazil, where the transfer of manufacturing activities took place on July 1, 2024, thereby finalizing the Pre-Separation Carve-Out Transactions.
Historically housed within over 150 dedicated and non-dedicated Sanofi group entities, the combined group now comprises around 70 legal entities dedicated to the research, development, manufacture, promotion, distribution and commercialization of consumer healthcare products. With a presence in 45 countries, the combined group offers consumers (directly, or via local commercial partners) global coverage in the supply of such products; those products are manufactured mainly in France, the United States, Japan, Brazil and Hungary, and fall within three categories: "Seasonal Symptoms & Pain", "Wellness", and "Other".
The following sections describe the basis of preparation and accounting conventions (note A.2.) used to establish the combined financial statements of Opella, prepared in anticipation of the Transaction and presenting historical information of the combined group for the three 12-month accounting periods ended December 31, 2023, 2022 and 2021.
A/ Basis of preparation of the combined financial statements
A.1. General information
The combined financial statements may not be indicative of the future performances of the combined group, and do not necessarily reflect what the comprehensive income, financial position or cash flows of the group would have been if the combined group had operated as a standalone group presenting separate financial statements from those of Sanofi during all of the periods presented.
The combined financial statements, which were prepared on a going concern basis and in accordance with the historical cost convention, were signed off by the Chairwoman of Opella Healthcare France SAS on July 4, 2024.
The combined financial statements are presented in millions of euros unless otherwise indicated.
Scope of combination
The scope of combination reflects the activities of Opella, which constitutes a separate operating segment of the Sanofi group. It represents the ring-fenced grouping of those activities, as carried on within a common management structure that is objectively distinct from the other economic activities carried on within the Sanofi group.
The Opella activities, which have been gradually restructured into around 70 dedicated legal entities (the “Pre-Separation Carve-Out Transactions”), are controlled by the Sanofi group as of the date of the present combined financial statements. The final phase of the Pre-Separation Carve-Out Transactions calls for the equity interests held by Sanofi group subsidiaries in the newly-constituted Sanofi-owned dedicated entities to be legally transferred to Opella Healthcare France SAS (the “Company”, “the Opella group” or “the Group”), a société par actions simplifiée [simplified limited company] with its registered office at 157 Avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France, thereby completing the creation of a standalone group consisting of the Company and its subsidiaries in preparation for the admission of the Company’s shares to listing on the Euronext Paris regulated market (the “Transaction”).
On completion of the Pre-Separation Carve-Out Transactions, assets and liabilities associated with Opella activities included in the scope of combination but not yet transferred will be deemed to have been contributed to Sanofi equity holders (note B.2.4.) as of the date of the Transaction. This applies specifically to (i) hospital sales of Opella products in China, due to be transferred no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements and (ii) the newly-formed dedicated entity in Russia (note E.), the transfer of the equity interests in which will take effect on the date the requisite local clearances are obtained.
The Pre-Separation Carve-Out Transactions are presented in note E.
The scope of the combined group is presented in note F.
The combined financial statements include all assets, liabilities, income, expenses and cash flows specifically attributable to the combined group, plus allocations of indirect costs and expenses related to the activities of the combined group and incurred by Sanofi (as described in notes A.2.3. and A.2.4.).

Transactions between entities belonging to the combined group (other than share-based transactions) have been eliminated, while transactions between the combined group and the Sanofi group have been presented as related party transactions.

A.2. Basis of preparation of the financial statements
A.2.1. First-time preparation of financial information under IFRS
The financial statements of Opella have been prepared in accordance with IFRS standards and interpretations as issued by the IASB, and as endorsed by the EU as of December 31, 2023. They present the combined financial position, combined results of operations and comprehensive income, changes in combined equity and combined cash flows, as extracted from the historical consolidated financial statements of the Sanofi group, and using the historical carrying amounts of assets and liabilities attributable to Opella activities as presented in the consolidated financial statements of the Sanofi group.
In preparing the combined financial information, management exercised significant judgment to determine certain accounting conventions used in the preparation of combined financial information.
Those significant judgments and conventions are described below.
The combined financial statements of the Opella cover the twelve-month periods ended December 31, 2021, December 31, 2022 and December 31, 2023.
The accounting policies described below have been applied consistently for all periods presented, including in the opening financial position as of January 1, 2021.
A.2.2. Accounting policies applied in accordance with IFRS 1
The combined financial statements of the combined group as of December 31, 2023 are its first financial statements to have been prepared under IFRS. They were prepared in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards). The Group has not previously prepared financial statements for this scope under IFRS or under any other generally accepted accounting principles.
The principal positions adopted by the Group for those financial statements were:
–Assets and liabilities attributable to Opella activities were measured at their historical carrying amount as derived from the Sanofi financial statements, under the option permitted in paragraph D16(a) of IFRS 1.
–Consequently, the assets and liabilities were measured on the basis of Sanofi’s date of transition to IFRS (January 1, 2005) before adjustments made for the consolidation procedures of the Sanofi group, in particular adjustments arising from the application of IFRS 3 (Business Combinations) – such as fair value adjustments to identifiable assets and liabilities, and the recognition of goodwill – recorded by Sanofi as parent company.
–Cumulative currency translation differences accounted for within combined reserves in the opening statement of financial position were deemed to be zero, under the option permitted in paragraph D12(a) of IFRS 1.
The combined financial statements were prepared without taking into account events after the reporting date of the Sanofi group financial statements for the years ended December 31, 2022 and 2021. Events after the end of the reporting date of the Sanofi group financial statements for the year ended December 31, 2023 were taken into account in preparing the combined financial statements for the year ended December 31, 2023, in accordance with IAS 10 (Events After the Reporting Period).
A.2.3. Basis of preparation of the combined income statement
The combined income statement presents the historical income and expenses attributable to Opella activities as derived from the accounting records of the Sanofi group, plus income and expenses on transactions incurred by Sanofi on behalf of Opella and reported as related party transactions (note D.27.).
Past transaction flows that relate to the activities of the combined group, and constitute transactions for legal purposes recorded in the Sanofi financial statements, have been attributed directly to Opella activities in the combined financial statements.
In some specific circumstances, the combined income statement reflects certain principles of combination applied in the absence of past transaction flows, or where it was not possible to attribute transactions directly.
The principles of combination applied in the combined income statement in such circumstances are described below.
Revenue generated by Opella with the Sanofi group
Revenues of the combined group include sales of Opella products, classified within the line item Net sales in the combined income statement.

Revenues generated by transactions with Sanofi, classified in the line item Other revenues in the combined income statement, derive mainly from the following activities:
Intra-legal entity sales between Opella and the Sanofi group
Transactions carried out within a single legal entity between Opella industrial sites and Sanofi pharmaceutical sites do not constitute a transaction for legal purposes. However, such transactions have been separately identified and recorded as deemed transactions between the combined group and the Sanofi group in the combined income statement.
Such transactions are measured at the transfer price used by the Sanofi group for similar transactions as of the date of the transaction, in accordance with the currently applicable transfer pricing policy.
Manufacture of Sanofi products carried out by Opella on behalf of Sanofi as customer
Revenue from services involving the manufacture of Sanofi products by manufacturing sites within the combined group on behalf of Sanofi as customer are reflected within Other revenues in the combined income statement, as related party transactions. Transactions between entities in the combined group and Sanofi group entities are measured at the historical internal transfer price, in accordance with the internal transfer pricing policy applicable on the date of the transaction.
Distribution of Sanofi products by Opella to third-party customers of Sanofi
Where dedicated combined group entities provide distribution services relating to Sanofi pharmaceutical products, the revenue is reflected within Other revenues in the combined statement of comprehensive income as a related party transaction, and is measured at the historical price at which the relevant transactions were recorded in the books of the Sanofi group in accordance with the contractual arrangements applicable as of the date of the transaction.
Purchases from the Sanofi group of manufacturing services for Opella products
The cost of sales of Opella products reflects the historical cost of sales as recorded in the books of the Sanofi group. The purchase cost of Opella products manufactured by Sanofi and commercialized by Opella is the historical Sanofi group internal transfer price. In cases where the historical Sanofi transfer price is determined so as to give consideration for the roles of both manufacturer and intellectual property rights holder, the historical transfer price has been allocated such that the cost of goods sold reflects the distribution margin granted as consideration for the distribution activities carried out by Opella.
Other bought-in services necessary for the standalone operation of Opella
In order to reflect the total historical cost of Opella activities, Sanofi resources and infrastructure shared with Opella have been allocated based on the use made of them by Opella.
The principles used for such allocations were designed to reflect the nature of the underlying expenses, so as to ensure they were relevant and consistently applied for all periods presented. Consequently, allocation principles were determined for each function involved. For example, full time equivalent (FTE) allocated hours per Sanofi employee whose service benefits Opella activities was determined to be an appropriate basis for allocating the costs of the Sanofi group’s global support functions. Allocation formulae based on business activity or size, such as net sales, purchases, value added (for industrial sites) or total assets, were used for that purpose.
Such allocations relate primarily to the following global support functions:
–support functions such as legal affairs, finance, information systems, communications, human resources, and property rental/management (note A.2.4.); expenses related to customer relationship management, order processing, and procurement; and costs relating to Sanofi’s executive management (for example, the Executive Committee);
–medical and regulatory activities, and promotional and commercial support such as business intelligence, market access, and analytical/predictive intelligence;
–industrial support activities such as Health, Safety & Environment (HSE), global quality, and industrial excellence, along with costs incurred relating to REACH regulations and recognized in profit or loss for the period;
–insurance and risk coverage programs including property and loss of profits, public liability, product liability, inventory and goods-in-transit cover, and environmental risks; and
–centralized cash pooling, including netting arrangements and hedging of foreign exchange risk.
To the extent that they provide no benefit to Opella's activities, costs relating to the creation of the Opella standalone unit do not impact the statements of comprehensive income in the combined financial statements of Opella over all the periods presented.
Employee compensation and payroll-related charges
Personnel costs mainly represent the costs of transferred employees dedicated to Opella activities.
Those costs include:
–salaries and bonuses (including social security charges) and other long-term post-employment benefits, as reflected in Sanofi’s payroll systems;

–expenses related to equity-based compensation plans, determined (i) by reference to the existing equity-based plans awarded by the Sanofi group to employees belonging to Opella activities and deemed to be Opella group employees and (ii) on the basis of the historical fair values of those plans in the financial statements of the Sanofi group in accordance with IFRS 2 (Share-Based Payment), given that Opella is not constituted as a separate legal group; and
–statutory and voluntary profit-sharing schemes for employees of the Opella group.
The payroll contribution for non-transferred Sanofi employees whose service benefits Opella activities is included within the total costs of central support functions incurred by the Sanofi group and allocated to Opella using the principles described in the previous section.
The combined financial statements include the current and non-current portions of employee-related liabilities for employees of the combined group. A net asset or liability position has been recognized in the combined statements of financial position for contributions in respect of Sanofi employees not transferred to the combined group (notes A.2.5. and D.27.).
Income taxes
Income tax expense comprises current and deferred taxes, determined as if the activities within the scope of combination constitute separate taxable entities.
The accounting principles applied to current and deferred taxes receivable and payable, and to deferred tax assets and liabilities, are described in the section on the basis of preparation of the statement of financial position (note A.2.4.).
Although the approach used to determine income tax expense (or gain) is appropriate for the purposes of preparing combined financial statements, it is a purely indicative measure of what the income tax expense (or gain) of the combined group would have been if it had been constituted of separate taxable entities.
A.2.4. Basis of preparation of the combined statement of financial position
The combined financial statements present assets and liabilities directly attributable to the combined group, plus assets and liabilities derived from related party transactions.
The principal conventions used for allocations in the combined statement of financial position are described below.
Goodwill
The goodwill reported in the combined financial statements results from the application of purchase accounting to assets and liabilities acquired in business combinations carried out by legal entities included within the scope of combination in accordance with IFRS 3 (Business Combinations) (note A.2.2.).
The goodwill carried in the statement of financial position relates to the acquisition on September 29, 2023 by Chattem Inc., a company included in the scope of combination, of QRIB Intermediate Holdings, LLC (notes D.1. and F.).
Right-of-use assets and lease liabilities
Leases attributed to Opella activities for which a right-of-use asset and lease liability are recognized comprise:
–office space leases contracted by the Sanofi group with floor areas identified as dedicated exclusively to Opella activities and covered by a signed sub-lease on completion of the Pre-Separation Carve-Out Transactions (otes C.2. and E.), for which a right-of-use asset and lease liability are reported in the Opella combined financial statements for the portion attributable to Opella activities; and
–leases relating to industrial buildings or storage centers contracted (i) by dedicated legal entities included in the scope of combination, for which the right-of-use asset and lease liability are recognized at their historical carrying amounts as recorded in the financial statements of the entity in question; and (ii) by Sanofi subsidiaries, for which the right-of-use asset and corresponding lease liability have been allocated proportionately to the portion attributable under the overall agreement entered into by Sanofi with the lessor and for which a separate lease agreement has been established on completion of the Pre-Separation Carve-Out Transactions (note E).
Minimum future lease payments under non-cancellable leases may change following the Pre-Separation Carve-Out Transactions (see note E.).
Accounts payable
Accounts payable (other than those involving related parties) are directly attributed to the combined group where the amounts payable relate to purchases of goods and services related to products falling within the scope of Opella activities.
Where it is not possible to attribute accounts payable directly on the basis described above, a historical liability has been allocated based on accounts payable as recognized in the Sanofi consolidated statement of financial position, using allocation formulae consistent with those used for the underlying expenditure or purchases of materials, taking account of the historical payment terms observed for total purchases over the period.
Combined equity, and financing of the combined group

As a combination of Sanofi activities under common control, Opella has no share capital for all of the periods presented. Combined equity represents the sum total of (i) net income attributable to Opella and (ii) net additional contributions from equity holders of the Sanofi group to Opella. The impacts of those contributions are recorded in equity, which reflects contributions and distributions (repayments) deemed to have been made between equity holders of Opella and equity holders of Sanofi.
Changes in combined equity arise from (i) comprehensive income for the period; (ii) dividends paid by legal entities within the scope of combination (note F.); (iii) the value of services obtained from employees under equity-based compensation plans (note D.22.); and (iv) net contributions from equity holders of the Sanofi group, reflecting cash flows from Opella activities carried on by Sanofi subsidiaries (note B.13.).
Financing provided by Sanofi for Opella activities during all the periods presented is reflected in the combined financial position of Opella (i) as net contributions from equity holders of Sanofi, where such activities are carried on by Sanofi subsidiaries and (ii) by current financial assets and liabilities vis-à-vis Sanofi, where such activities are housed within dedicated subsidiaries included in the scope of combination that are parties to Sanofi’s cash pooling agreement.
The ultimate creation of the parent entity of the Opella group on completion of the Pre-Separation Carve-Out Transactions may alter the financing structure of Opella activities as reflected in the combined financial statements. The combined financial statements presented below were prepared without anticipating the effects of the legal reorganization, which will take place in 2024.
Long-term debt
Long-term bank borrowings and debt instruments are presented in the combined statement of financial position where they were either (i) contracted directly by entities carrying on dedicated Opella activities or (ii) represented a component of contributions to the newly-formed entities created as a result of the Pre-Separation Carve-Out Transactions.
Because the bulk of financing is provided by the Sanofi group, long-term debt mainly comprises loans and borrowings contracted with the Sanofi group (notes D.16 and D.27.).
Short-term debt, cash and cash equivalents
Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs.
Cash and cash equivalents as shown in the statement of financial position and statement of cash flows comprise cash, plus liquid short-term investments that are readily convertible into cash and are subject to an insignificant risk of changes in value in the event of movements in interest rates and are held by legal entities included in the Opella group.
With the exception of legal entities dedicated to Opella activities (note F.), cash flows derived from Opella activities housed within non-dedicated legal entities included in the scope of combination are treated as equity transactions with equity holders of the Sanofi group, the effects of which are recorded within combined equity.
Legal entities that exclusively carry on Opella activities (note F.) are included in the Sanofi group cash pooling agreement. Consequently, the related year-end balances are included in Other financial assets (in the case of debit balances) or Other financial liabilities (in the case of credit balances) in the Opella combined statement of financial position.
Current and deferred income tax assets and liabilities
Current and deferred income tax expenses, and tax receivables and liabilities, have been determined in accordance with the principles described above for the preparation of the combined income statement (note A.2.3.).
Deferred tax assets and liabilities are recognized where temporary differences arise between the carrying amount and taxable base of assets and liabilities reflected in the Opella combined financial statements, in accordance with the principles specified in IAS 12 (note B.21.).
Deferred tax assets arising from temporary differences between carrying amounts and tax bases, or from tax losses available for carry-forward, are recognized if their recovery is regarded as probable.
In the absence of an offset clause, no deferred tax assets have been recognized in the statement of financial position in respect of tax losses which have generated tax savings that were transferred to Sanofi as parent entity under group tax agreements. Transfers of tax savings are reflected in equity as contributions or distributions vis-à-vis the equity holders of Sanofi for each period presented.
Tax receivables and liabilities generated by Opella activities of non-dedicated entities that are not required to submit separate tax returns have been recognized in the combined financial statements in the periods during which they were generated, and are deemed to have been distributed or transferred to the taxable entities of the Sanofi group in line with the tax payment schedule applying to each entity.
Tax payments made by dedicated legal entities or deemed to have been made by non-dedicated legal entities in the scope of combination are presented in the statement of cash flows in the same way as the underlying transaction.
Tax receivables and tax liabilities determined for non-dedicated legal entities and for dedicated legal entities belonging to a group tax election are presented within the line items Other non-current assets, Other current assets, Other non-current liabilities and Other current liabilities in the Opella combined statement of financial position.

The impacts of deferred taxes on the Opella combined statement of financial position are presented in note D.13.
The basis of preparation described above enables the financial information to reflect the assets and liabilities of Opella, the results of its operations, and the costs of the support functions that would be necessary for it to operate independently. However, because Opella did not operate as a standalone entity during the periods presented, the financial information may not be representative of the future performance of the business, and may not necessarily reflect what the results of operations, financial position or cash flows would have been if Opella had been a standalone entity operating separately from the Sanofi group during the periods presented.
A.2.5. Related party transactions
Transactions with (i) entities over which Sanofi exercises control or significant influence and (ii) joint ventures, which are customarily accounted for as intragroup transactions and eliminated as part of the consolidation procedures applied for the purposes of preparing the Sanofi consolidated financial statements, have been treated as related party transactions where they are not intragroup transactions within the Opella group. Such transactions are reported as related party transactions in the Opella combined financial statements, in accordance with IAS 24 (Related Party Disclosures) (note D.27.).
Transactions between related parties (the combined group and Sanofi) comprise the following types of transaction:
–sales of services in the form of the distribution of pharmaceutical products on behalf of Sanofi as customer;
–sales of services in the form of the manufacture of pharmaceutical products for Sanofi as customer;
–purchases of services in the form of the manufacture by Sanofi of products from the Opella portfolio;
–purchases of other general and administrative services necessary for carrying on Opella activities, mainly comprising (i) the costs of Sanofi personnel engaged on Opella activities but who are not intended to be transferred and (ii) the costs of using shared resources.
In addition to short-term current accounts with Sanofi (note A.2.4.), the combined statement of financial position includes the following positions with related parties:
Accounts receivable and other current receivables with related parties (notes D.11 and D.27.)
–Accounts receivable resulting from commercial transactions entered into with Sanofi group companies, representing the last two months of sales in line with historical payment terms applied within the Sanofi group; and
–Other current receivables resulting from services provided by the combined group to the Sanofi group, estimated on the basis of internal payment terms applied within the Sanofi group.
Accounts payable and other current liabilities with related parties (notes D.16.1 and D.27.)
–Accounts payable, representing liabilities arising on Opella products supplied by Sanofi manufacturing facilities, and reflecting internal payment terms applied within the Sanofi group;
–Liabilities related to shared central services and other liabilities, after taking account of internal payment terms applied within the Sanofi group; and
–Other liabilities relating to (i) personnel costs and social security charges incurred by Sanofi on behalf of the combined group in respect of employees not intended to be transferred (note D.21.), and (ii) income taxes of entities that were not separate legal entities as of the end of the reporting period.
As specified in the section on combined equity (note A.2.4.), payments in respect of related party transactions are ultimately reflected in cash flows from financing activities within the statement of cash flows, and recognized within the equity of the combined group as net contributions from equity holders of Sanofi to the combined group.

A.2.6. Impact of climate change
In preparing the combined financial statements, the impact of climate change on the current valuation of assets and liabilities has been taken into account. The combined group does not consider there to be any material impact on judgments relating to financial information or estimates as a result of climate change, and consequently the valuation of assets and liabilities has not been materially affected by climate risks during all three periods presented. The impact of climate change on growth rates and cash flow projections used in connection with impairment testing of goodwill and license agreements (note D.5.) was specifically considered.

C/Non-IFRS Alternative Performance Measures (APMs)
C.1. Definitions of non-IFRS APMs
In addition to IFRS performance measures like Operating income (EBIT), Opella also uses several alternative, non-IFRS performance measures to monitor and evaluate its operating and financial performance. Adjusted Gross Profit, Adjusted EBIT (and Adjusted EBIT Margin), Adjusted EBITDA, and Free Cash Flow are alternative performance measures within the meaning of AMF position statement 2015-12.
Opella believes that these non-IFRS alternative performance measures provide useful and relevant information regarding its performance and improve its ability to assess its financial position. While similar measures are widely used in the industry in which it operates, the financial measures Opella uses may not be comparable to other similarly titled measures used by the Sanofi Group (such as Net Debt or Free Cash Flow) or by other companies, nor are they intended to be regarded as substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
C.1.1. Adjusted Gross Profit
Adjusted Gross Profit, which is reviewed by management and which Opella regards as providing useful information to measure its operational performance, is determined by making the following adjustments to Gross profit :
•eliminating amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) and recognized in Cost of sales;
•eliminating amounts recognized in Cost of sales arising from the effects of restructuring programs, including (i) costs associated with collective employee separation plans, (ii) compensation paid to third parties for early termination of contracts or commitments entered into as a result of transformation and reorganization decisions, (iii) accelerated depreciation associated with the closure of sites (including leased sites), and (iv) losses on asset divestments resulting from such decisions; and
•eliminating expenses recognized in Cost of sales arising from the remeasurement of assets acquired in a business combination (IFRS 3) or from acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2(b) of IFRS 3.
C.1.2. Adjusted EBIT (and adjusted EBIT margin)
Opella reports segment operating results on the basis of Adjusted EBIT.
Adjusted EBIT, used internally by management to measure the operational performance of each operating segment and to allocate resources, is determined by making the following adjustments to Operating income (EBIT) as reported under IFRS:
•eliminating amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
•eliminating fair value adjustments to contingent consideration related to (i) business combinations (IFRS 3) or (ii) business divestitures;
•eliminating expenses arising from the remeasurement of assets acquired in a business combination (IFRS 3), or from acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2(b) of IFRS 3;
•eliminating the effects of restructuring programs, including (i) costs associated with collective employee separation plans, (ii) compensation paid to third parties for early termination of contracts or commitments entered into as a result of transformation or reorganization decisions, (iii) accelerated depreciation associated with the closure of sites (including leased sites), and (iv) losses on asset divestments resulting from such decisions;
•eliminating the costs of the separation of the Sanofi group's activities, including marginal and non-recurring costs associated with the separation of the combined group's activities from those of the Sanofi group to enable full standalone operation of the combined group and the eventual exit from the transitional service agreements entered into with Sanofi;
•eliminating other gains and losses, litigation, and other items regarded as being of an unusual nature or amount;
•adding back the share of profits/losses from investments accounted for using the equity method, to the extent that this relates to joint ventures and associates with which the combined group has a strategic alliance; and
•deducting the share attributable to non-controlling interests.
"Adjusted EBIT margin" is the ratio of Adjusted EBIT to net sales.

C.1.3. Adjusted EBITDA
Adjusted EBITDA is an alternative, non-IFRS financial measure monitored by management, which is considered by Opella to provide useful information for measuring its operational performance.
Adjusted EBITDA is calculated by adding the following items back to Adjusted EBIT: depreciation, amortization and impairment of (i) property, plant and equipment (including rights of use relating to leased assets) and (ii) software and other rights of an industrial or operational nature.
C.1.4. Free Cash Flow
Free Cash Flow is an alternative, non-IFRS financial measure monitored by management, which is considered by Opella to provide useful information for measuring the net cash generated by its operations and available for (i) strategic M&A activity, (ii) repayment of debt and (iii) returning capital to equity holders.
Free cash flow is determined by reference to the closest IFRS measure, Net cash provided by/(used in) operating activities, as presented in the combined financial statements. That figure is adjusted for the amounts reported for "Acquisitions of property, plant and equipment and intangible assets", "Acquisitions of equity interests and other non-current assets", and "Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax"; for cash flows related to significant litigation and other items regarded as unusual due to their nature or amount (including the impact of exchange rates on intragroup financing transactions), while excluding strategic investments (net of divestments).
C.2. Reconciliation of IFRS historical financial information to non-IFRS APMs
C.2.1. Reconciliation of Gross Profit to Adjusted Gross Profit
A reconciliation of Adjusted Gross Profit to Gross Profit for the years ended December 2023, 2022, and 2021 is provided below.

	Year ended December 31
(in € million unless otherwise indicated)	2023	2022	2021

Gross profit	3,574	3,639	3,116
Restructuring, and separation costs and similar expenses*	9	20	5
Amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature)*	48	32	31
Expenses arising from fair value remeasurements of inventories under IFRS 3	11	—	—
Adjusted gross profit	3,642	3,691	3,152
(*) Only the amounts recognized in cost of sales are included in this calculation.

C.2.2. Reconciliation of IFRS operating income (EBIT) to adjusted EBITDA
A reconciliation of Adjusted EBITDA to EBIT for the years ended December 31, 2023, 2022, and 2021 is provided below.

	Year ended December 31
(in € million unless otherwise indicated)	2023	2022	2021

EBIT (a)	1,233	1,221	1,180
Restructuring, and separation costs and similar expenses*	171	78	50
Amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature)	48	42	32
Other gains and losses, and litigation	12	205	—
Expenses arising from fair value remeasurements of inventories under IFRS 3	11	—	—
Share of profit/(loss) from investments accounted for using the equity method	20	21	16
Net income attributable to non-controlling interests	(15)	(11)	(31)
Adjusted EBIT	1,480	1,555	1,247
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets**	95	90	82
Adjusted EBITDA	1,575	1,645	1,328
(a) This line item corresponds to "Operating income" as per the IFRS combined income statement.
(*) Related cash outflows amounted to €95 million, €37 million and €52 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(**) Excluding €57 million, €51 million and €30 million already restated in Adjusted EBIT for the years ended December 31, 2023, 2022 and 2021, respectively.
C.2.3. Reconciliation of Net cash provided by/(used in) operating activities to Free Cash Flow
The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and Free Cash Flow for the years ended December 31, 2023, 2022, and 2021:

	Year ended December 31
(in € million unless otherwise indicated)	2023	2022	2021

Net cash provided by/(used in) operating activities	1,067	776	1,082
Acquisitions of property, plant and equipment and intangible assets	(138)	(132)	(117)
Proceeds from disposals of property, plant and equipment and intangible assets and other non-current assets, net of tax**	218	177	158
Other items***	50	264	(2)
Free Cash Flow	1,197	1,086	1,122
(**) The pre-tax gains on divestments carried out in 2023, 2022 and 2021 presented in “Other operating income and expenses” of the combined income statements amount at €236 million, €213 million and €195 million respectively.
(***) Includes a one-off tax charge of €273 million in 2022 related to Reorganization operations in the United States.
C.3. Reconciliation of historical non-IFRS APMs to restated APMs
Certain performance measures have been presented on a restated basis in order to reflect how Opella would have operated if it had been separated from the Sanofi group since January 1, 2021. The restatements made to the historical financial information are set forth in the table below:

(in € million unless otherwise indicated)	Historical financial information	Restatements				Restated financial information
		Scope adjustments	FAO	Sanofi agreements	Other

Year ended December 31, 2023
Net Sales	5,174	(160)	—	—	—	5,015
Other revenues	606	(65)	—	(18)	(7)	516
Adjusted gross profit	3,642	(174)	(5)	7	(7)	3,463
Adjusted EBIT	1,480	(82)	(60)	7	(7)	1,339
Adjusted EBITDA	1,575	(82)	(60)	7	(7)	1,433
Free Cash Flow	1,197	(37)	(50)	(12)	(4)	1,094

Year ended December 31, 2022
Net Sales	5,201	(177)	—	—	—	5,024
Other revenues	629	(109)	—	(19)	—	501
Adjusted gross profit	3,691	(199)	(9)	(3)	—	3,481
Adjusted EBIT	1,555	(91)	(90)	(3)	—	1,371
Adjusted EBITDA	1,645	(91)	(90)	(3)	—	1,460
Free Cash Flow	1,086	(90)	(68)	4	—	931

Year ended December 31, 2021
Net Sales	4,565	(133)	—	—	—	4,432
Other revenues	632	(140)	—	(30)	—	463
Adjusted gross profit	3,152	(135)	(9)	23	—	3,030
Adjusted EBIT	1,247	(50)	(100)	23	—	1,119
Adjusted EBITDA	1,328	(50)	(100)	23	—	1,201
Free Cash Flow*	1,122	N/A	N/A	N/A	N/A	N/A
*Due to practical considerations, Free Cash Flow has not been restated for the year ended December 31, 2021.

The historical organization of Opella's activities differs from the target organizational structure on implementation of the Reorganization. To give investors a better understanding of the contractual and organizational implications of the implementation of Opella’s new business model resulting from the Reorganization, Opella is voluntarily providing financial information restated as though the Reorganization had been implemented as of January 1, 2021, for the following indicators: restated Net Sales, restated Other Revenues, restated Adjusted Gross Profit, restated Adjusted EBIT, restated Adjusted EBIT margin, restated Adjusted EBITDA and Free Cash Flow.
This restated financial information is unaudited, and relies on certain assumptions and estimates regarded as reasonable by management.
The restatements primarily consist of the following:
•“Scope restatements”: for the following items, revenues and costs as recognized in the combined financial statements have been replaced by revenues and costs reflecting Opella's new business model:
•Opella products in China, for which the transfer of the market authorizations from Sanofi to Opella will be finalized no later than 2028, at the end of a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements. The restatement reflects (i) the loss of the associated net sales, and (ii) the share of Other revenues generated as a result of Opella supplying Sanofi with the active ingredients required for the manufacture of those products;

•prescription products in Japan distributed by the Sanofi group. The restatement reflects the loss of Other revenues associated with those products as consideration for (i) the royalties that Opella will receive from the Sanofi group as holder of the intellectual property rights, and (ii) other revenues generated as a result of some of the production being provided by the manufacturing capability of Opella; and

•the Russian legal entity, historically part of the consumer healthcare business within Sanofi, which will not be transferred (due to legal constraints) by the date of Opella’s initial public offering. The relevant activity in that country will be conducted via a distribution agreement with effect from the Separation date (see Section 17.1, "Agreements entered into between Sanofi and Opella for completion of the Separation"), until such time as the transfer can be completed. The restatement reflects the impact of the loss of distribution profits, which will be retained by Sanofi under the new business model.

•“Functional Autonomy Organization (FAO)”: the restatement involves cancelling some of Sanofi's central costs invoiced to Opella, and applying retrospectively the effects of implementing the target organizational structure expected to be in effect from the Separation date. The additional costs relative to the historical financial statements mainly relate to the setting up of (i) the IT function and (ii) other functions (in particular Insurance, Science, Finance and Real Estate Facility Management). These additional costs include but are not limited to:
•personnel costs calculated on the basis of the number of full-time equivalents (FTEs) required per function and of applicable market salaries; and
•costs related to the Forward Transitional Services Agreements, which govern the provision of services between Opella and Sanofi and will take effect from the Separation date in order to ensure continuity of functions not yet carried out by Opella (such as [certain back office and distribution services]).
•“Sanofi agreements”: the restatement involves applying retrospectively the supply prices set out in the following agreements entered into between Opella and Sanofi, which will come into force from the Separation date:
•Forward MSA: covers non-consumer healthcare products manufactured by Opella for supply to Sanofi. This restatement involves retroactively applying the sales prices as agreed at the effective date in those agreements to historical business volumes.
•Reverse MSA: covers consumer healthcare products manufactured by Sanofi for supply to Opella. This restatement involves retroactively applying the purchase prices as agreed at the effective date of these agreements to historical business volumes.
•"Other": the restatement involves cancelling the other revenues and costs associated with certain products not intended for the consumer healthcare sector, which Opella has decided to discontinue in the first half of 2025.
Notwithstanding this restatement, Opella expects to continue benefiting from services and from some synergies for as long as Sanofi remains the controlling shareholder of Opella.

End.